

**EGUE SOFTWARE, INC.** ANNUAL REPORT 2004

**SOFTWARE QUALITY OPTIMIZATION**



segue®







# SQO

segue®



## *TO OUR SHAREHOLDERS:*

Last year, I reported to you that the distributed Automated Software Quality (ASQ) marketplace was ripe with opportunities, and that Segue's new strategy ensured we were well-positioned to be a leader within this market. I outlined our plan for a restructured business model toward building and sustaining profitable revenue growth. And I presented goals for 2004 in the areas of market-driven product innovation and expanded market reach through strategic alliances and partnerships. Today, I have the privilege of reporting that your company not only achieved our key business objectives, it accomplished several "firsts" in Segue history:

- 2004 is the first time Segue was able to reverse the six-year trend of losses (which exceeded a total of $50 million by 2003) and emerge as the profitable company it is today. Reaching profitability was an important goal for 2004 – and we attained it.

- In June, Segue launched its first Customer Advisory Council (CAC) in both North America and Europe, two important markets for us. The CAC provides a collaborative venue for our customers to openly discuss the software quality challenges and opportunities that leading organizations face today. The CAC is made up of some 40 companies representing a variety of industries, including executives from America Online®, Bank of America®, Charles Schwab®, Hewlett-Packard®, PalmSource®, Staples®, T-Systems®, Varian Medical® and webMethods®.

- In July, Segue's SilkPerformer® product was reported by *InfoWorld*, a technology publication, as the "best application testing solution money can buy." Such praise by an industry-leading publication helped to generate market interest in our acclaimed Silk product line.

- In September, Segue was recognized as Borland Software Corporation's "2004 Technology Partner of the Year." This elite designation by a world leader in software development solutions reinforces that Segue's technology contributes to optimal quality in application development efforts.

- In a report dated January 1, 2005, *The Boston Globe* newspaper reported Segue was the top performing Massachusetts software stock in terms of percentage increase in share price for 2004, as per the Bloomberg Massachusetts index.

- Finally, in 2004, Segue was the first to market with the vision of Software Quality Optimization™ (SQO™) – a strategy for transitioning software quality efforts into a more holistic practice that is both measurable and aligned with business goals. At the core of the SQO vision is Segue's SilkCentral™ platform. Later in this letter, as we turn our attention to 2005, I'd like to share with you why Segue is in the right place at the right time and why SQO is the right vision for continued growth and success.

All of these "firsts" indicate a successful transition to our new corporate strategy. Additional efforts in areas such as financial performance, technology innovation, customer resources and our own internal human resources also supported the attainment of our 2004 goals.

*"Reaching profitability was an important goal for 2004 – and we attained it."*

## *2004 FINANCIAL REVIEW*

2004 represented a turning point in our history – we moved our business from many years of losses to profitability. Segue recorded net revenues of $33.0 million in 2004, an increase of 13% over 2003. License revenues increased 16% over 2003 performance and 92% of maintenance customers renewed their support contracts. We reported net income in 2004 applicable to common shares of $1.7 million and EPS of $.15 per common share (fully diluted).

Our income from operations in 2004 was $2.4 million, up from an operating loss of $1.3 million in 2003. *The difference between operating income and our reported net income applicable to common shares is primarily the result of the preferred dividend expense. Because the preferred dividend expense is a non-cash transaction, we view operating income (results before preferred dividends) as a truer reflection of Segue's business results in 2004.* In addition, Segue consistently generated cash each quarter throughout 2004 and ended the year with a solid cash position of more than $11 million, up from $7.5 million at the beginning of the year.

The results of our market-driven product innovation were reflected in the strong maintenance renewal rate we achieved throughout 2004; 92% of our existing maintenance customers renewed support on their Segue products. We believe this high renewal rate demonstrates confidence in our technology, as well as a perceived value for maintenance dollars paid.

QUARTERLY NET REVENUE
in $ millions


9
8
7
6
Results since implementation of new corporate strategy in Q3 of 2003
7.0
7.6
8.0
8.0
8.4
8.5
Q3
Q4
Q1
Q2
Q3
Q4
2003
2004

NET INCOME BEFORE TAXES (AND PREFERRED DIVIDEND)
in $ millions


3
0
-5
Results since implementation of new corporate strategy in Q3 of 2003
-4.1
-1.2
2.5
2002
2003
2004

QUARTERLY CASH BALANCE
in $ millions – at the end of each quarter


12
6
0
Results since implementation of new corporate strategy in Q3 of 2003
6.2
7.5
8.4
9.2
9.9
11.0
Q3
Q4
Q1
Q2
Q3
Q4
2003
2004

MAINTENANCE RENEWAL RATES


95%
70%
Results since implementation of new corporate strategy in Q3 of 2003
78%
83%
92%
2002
2003
2004

## MARKET-DRIVEN TECHNOLOGY INNOVATION

2004's impressive performance stems from brand recognition and continued market penetration of our existing products, as well as the early market adoption of our SQO vision. The Silk family of products has consistently earned strong acclaim from customers, analysts and trade professionals as best-in-class technology. The strength of our products has effectively established Segue's reputation in the marketplace for sophisticated, high-performance software. Enhancements were introduced across the board for our products throughout 2004. And in early 2005, we released support for the complete SAP® application environment. With our new support for SAP applications, Segue's solutions now embrace many of the industry's most widely-used enterprise technologies and provide an incremental revenue stream for Segue.

In April 2004, we launched the SilkCentral Quality Optimization platform, a management dashboard for measuring and monitoring aspects of quality throughout the application lifecycle. SilkCentral provides a quality platform that allows customers to integrate both Segue Silk products and those from third-parties to more effectively manage software quality efforts. The capability to integrate with other quality-related solutions, coupled with the breadth of supported technologies, enables our customers to invest in a single quality platform that can comprehensively support their IT application environment. At the same time, it allows Segue to broaden our market reach.

To support our SilkCentral platform and help customers leverage SQO in their specific environments, Segue expanded its worldwide professional services organization. In addition to customized consulting services, we launched Segue University in early 2005. Segue University is an online or in-classroom educational resource that provides certification programs for customers who wish to build competency in specific areas of SQO.

The ongoing support of Segue solutions is provided from our Technical Support Center in Belfast, Northern Ireland. In 2004, we designated our Technical Support Center a Segue Technical Center of Excellence (CoE). Customer surveys consistently return over 90% satisfaction rate with the support received from the Belfast CoE. The Belfast CoE does not just provide software troubleshooting assistance; Segue has evolved the support engineers into a highly-trained, multi-faceted resource for Segue customers. Senior engineers are tapped to work in several areas, such as participating in select consulting engagements, providing support to R&D on the development of product enhancements and periodically supervising Segue University online courses. Engaging in customer-facing activities such as these provides a depth of real-world, practical knowledge critical to ensuring comprehensive support for Segue customers – support that goes beyond just answering product-specific questions. This level of expertise, coupled with the content-rich, online resources developed by the CoE and available to customers on our technical support Web site, ensures every Segue customer access to a wide range of resources on a 24x7 basis.

Finally, in line with our commitment to market-driven product innovation, the formation of our CAC in June 2004 helped us to funnel more frequent, focused customer feedback into our product development initiatives.

## INVESTING IN OUR LEADERSHIP

When the industry's best and brightest people are attracted to Segue, it validates that our corporate strategy is sound. To that end, we were fortunate to hire some very talented executives at the end of 2004 and beginning of 2005 to help implement our SQO vision in several important areas; specifically, product development, sales and partnerships. Mr. Ian McLeod joined us as senior vice president of research and development, Lexington development lab, and Mr. Rick Oswald came on board as our vice president of western North America sales. Both executives had formerly worked at IBM Rational – a significant competitor – where they managed R&D and sales functions, respectively. With extensive industry experience, each will play a key role in executing the SQO vision. In addition, Mr. Ira Cohen joined us as vice president of channel sales and strategic partnerships. Mr. Cohen came to Segue from Rohner Associates, a prestigious Silicon Valley channels consulting firm. Mr. Cohen is responsible for developing and overseeing Segue's worldwide channel strategy, business development and overall partner revenue. He will ensure that the growth of Segue's partner ecosystem continues to evolve and contribute to the Company's success throughout 2005.

I have always believed that our employees are our greatest competitive advantage. Therefore, building a top-notch executive management team is a critical element in building a successful company. Equally impressive, however, are the 187 employees who helped to make 2004 Segue's best year ever, from a profitability standpoint. Each has embraced the SQO vision and works tirelessly to build momentum in the marketplace. In 2004, we launched several important internal programs for our employees, all under the umbrella of "Segue: A Great Place to Work." The various ongoing initiatives include a leadership training program to extend leadership throughout the organization, incentives to perform charitable service, emphasis on balancing work and family life and a focus on personal fitness.

## SOFTWARE QUALITY OPTIMIZATION: OUR STRATEGIC VISION

As I mentioned earlier, we launched our SQO strategic vision in 2004. I now want to share with you what SQO means and why it is so important to our future.

The traditional approach to software quality – that of testing an application just prior to deployment – is inadequate, and no longer workable in today's fast-paced, business environment. Forward-thinking companies – that is, those companies that understand the impact of technology on business performance – realize that the starting point of competitive advantage is in how applications are defined and developed, with a focus on quality throughout the entire process. Infusing quality throughout the software application lifecycle enables applications to be deployed faster, with fewer defects.

SQO is an approach to software quality that integrates people, processes and technologies toward one specific goal: it ensures that software quality is synchronized with business goals to achieve competitive advantage. Unlike traditional approaches to quality, SQO is a continuous process that results in high-quality software that is able to deliver value from the moment it goes live. Segue is uniquely positioned to serve the needs of companies that embrace software quality because SQO contributes to corporate mandates for speed and agility in a measurable and meaningful way.

We compete in the Automated Software Quality (ASQ) market, one that analysts estimate to be valued at $1 billion today and growing at about 10% annually. Segue's target customers are at the high end of this market – they are more sophisticated companies that want best-in-class solutions to optimize software quality. They understand the positive impact software quality can have on business success; they also have no tolerance for the time and expense associated with poor quality, underperforming applications. Companies in this space recognize Segue as a leading expert in helping them address the challenges associated with defining, measuring, managing and maintaining application quality. Our customers tell us that embracing SQO is a logical next step in their technology infrastructure evolution.

SQO is the bridge that has allowed us to "cross the chasm"; by defining the vision for quality and helping our customers address quality issues with Segue's best-in-class technology solutions, we have created a clear path to lead our market. As companies of all sizes realize how deploying high-quality applications can have measurable impact on company performance, Segue will continue to provide innovative software quality optimization solutions that help them meet business objectives through faster deployment of high quality applications.

There's an old adage that "timing is everything." At Segue, timing is the result of planning, hard work and vision. The time is right for SQO and our approach to software quality. Our technology is touted as the best money can buy[1]. The SQO vision is on target for today's global economy. And our 2004 performance validates that our direction is sound. This is an exciting time for me to lead Segue to where we want and deserve to be. There's much to be done in 2005, but the path to success is clearly marked. Welcome to the new Segue!

Sincerely,

Joseph K. Krivickas
President and Chief Executive Officer

[1] *Infoworld*, "Two takes on preproduction testing", Randall C. Kennedy, July 16, 2004: http://www.infoworld.com/article/04/07/16/29TCtest_1.html

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2004**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 0-27794**

# Segue Software, Inc.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **95-4188982** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**201 Spring Street,**
**Lexington, Massachusetts 02421**
*(Address of principal executive offices)*

**Registrant's telephone number, including area code:**
**(781) 402-1000**

**Securities Registered Pursuant to Section 12(b) of the Act:**
**None**

**Securities Registered Pursuant to Section 12(g) of the Act:**
**Common Stock, $.01 par value**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of common equity held by non-affiliates of the Registrant was approximately $32,708,494 as of June 30, 2004, based upon the closing sale price of Common Stock reported for that date on the NASDAQ SmallCap Market. Shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's Common Stock outstanding as of March 18, 2005 was 10,166,496.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for Registrant's 2005 Annual Meeting of Stockholders to be held on June 6, 2005, are incorporated by reference into Part III of this Annual Report on Form 10-K.

**SEGUE SOFTWARE, INC.**
**FORM 10-K**

**For the Fiscal Year Ended December 31, 2004**

**TABLE OF CONTENTS**

This Form 10-K contains statements that are forward-looking statements under the Private Securities Litigation Reform Act of 1995. We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual report to stockholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume," "outlook," "will," "should" and other expressions which predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Company. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Company to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences are discussed under the heading "Risks and Factors That May Affect Future Results" beginning on page 28. You should carefully review all of these factors, and you should be aware that there might be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this report, and we do not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

# PART I

## *ITEM 1. BUSINESS*

### General

Segue Software, Inc. and its subsidiaries (Segue®, the Company, the Registrant or we) deliver software and services that optimize the quality of enterprise software applications. Our products are used by quality assurance professionals, software developers and information technology staff to ensure software quality, reduce development costs, manage the vast and growing number of application components and shorten the cycle time required to develop and deploy mission-critical applications. Segue's products and services provide comprehensive capabilities to test, measure, monitor and manage application quality. Our solutions enable Segue customers to reduce the risk in deploying and operating Web, client/server and legacy applications while providing a fast return on investment. Solutions such as ours are critical components in optimizing the quality of mission-critical applications and ensuring the reliability of infrastructure performance for companies all over the globe.

### Background and Business Highlights 2004

Segue was incorporated in California in 1988 and reincorporated in Delaware in January 1996. Segue's corporate headquarters are located at 201 Spring Street, Lexington, Massachusetts. In December 1997, we acquired SQLBench International, Inc. and ARC — Dr. Ambichl & Dr. Reindl Communication GmbH, respectively (collectively referred to as SQL Bench). The acquired load-testing product, SilkPerformer®, provides Web developers and testers the ability to determine the scalability of their Web applications. Late in 1998, Segue acquired two additional software companies Eventus Software, Inc. (Eventus) and Black & White Software, Inc. (Black & White), for the complementary technologies they added to Segue's expanding product line.

During 2004, several notable milestones occurred: we grew revenues by 13% and had the most profitable year in Segue's history, we added key executive management, our technology continued to win industry accolades, we expanded our direct presence in the fast-growing Asia Pacific (APAC) and Europe, Middle East and Africa (EMEA) markets and we formed a Customer Advisory Council.

Several key executives joined Segue in early 2004: Joseph Friscia was hired as Executive Vice President of Worldwide Sales and Product Marketing; and André Pino was brought on as Chief Marketing Officer. Mr. Friscia and Mr. Pino bring to Segue a wealth of blue-chip, high-technology experience and were appointed to Segue's executive management team to drive operations toward the Company's strategic objectives. Mr. Friscia and Mr. Pino report directly to Segue's Chief Executive Officer (CEO), Joseph Krivickas.

During 2004, Segue was honored with two prestigious awards – the first award recognized Segue as being one of the leaders and innovators of the software development industry and the second recognized Segue's technology excellence. In May, Segue was awarded the SD 100 by *SD Times* magazine. *SD Times* selected 100 software companies that set a direction followed by developers and the industry. Segue was awarded SD 100 status in the Test and Debug category, for our SilkPerformer load-testing solution. Later in the year, Segue was awarded the Borland Technology Partner of the Year award at BorCon, Borland's annual user conference. The Borland Technology Partner of the Year award recognizes a partner who provides products that integrate with, and add value to, Borland development platforms and products. Segue and Borland have had a solid relationship, working together to provide customers with maximum performance in their application development efforts.

Segue continued to expand its market reach through direct expansion and also through the addition of distribution channels. We opened a sales office in Barcelona, Spain, to support distribution channels throughout the EMEA region and also in Bangalore, Karnataka, India to support distribution channels throughout the Asia Pacific region. Fiscal 2004 brought a new distributor in North America, too, with the signing of Software Productivity Center (SPC), based in Vancouver, British Columbia. SPC will sell and support the Segue product line throughout Canada.

We deepened our relationship with PeopleSoft® in 2004. Our application performance management product portfolio was certified by PeopleSoft. Specifically, SilkPerformer, SilkEssentials™ for PeopleSoft and SilkCentral™ Performance Manager all received integration certification. Obtaining certification from PeopleSoft provides a high level of confidence to PeopleSoft customers that our solution is compatible with the PeopleSoft environment. We also formalized our relationship with PeopleSoft Global Services and announced that PeopleSoft Global Services uses SilkPerformer and SilkCentral Performance Manager in the delivery of professional services to PeopleSoft customers.

Another relationship formalized in 2004 was between Segue and Borland®. The two companies agreed to offer a solution and methodology for optimizing the performance of J2EE applications. The joint offering is comprised of Segue's SilkPerformer, an enterprise load and performance testing solution, and Borland's Optimizeit™ ServerTrace, an in-depth J2EE root-cause analysis solution. With the combination of these two products, customers obtain an end-to-end solution for proactively meeting performance targets for J2EE applications.

On the technology front, we made a major announcement, unveiling our SilkCentral™ Quality Optimization Platform. SilkCentral advances and extends our Silk product line into a new Software Quality Optimization™ (SQO™) platform. SilkCentral is designed to centralize control and management of software quality throughout the entire software application lifecycle. SilkCentral serves as the foundation for Segue's technology direction and incorporates all of the existing Silk family of products, as well as those from other companies, into one cohesive platform. The underlying foundation of SilkCentral is the Silk Common Architecture™ (SCA™), providing a set of common services and interfaces that enable the various SilkCentral modules to integrate with other Silk products and/or third party tools. SilkCentral consists of three product modules which span the application lifecycle: SilkCentral Test Manager, for overall management of the pre-deployment testing effort; SilkCentral Issue Manager, for the tracking and reporting of defects; and SilkCentral Performance Manager, for on-going application performance management, post deployment. Immediately following the SilkCentral Quality Optimization Platform announcement, we issued two major releases of products that are an integral part of the platform: SilkCentral Performance Manager (formerly known as SilkVision®) and SilkCentral Test Manager.

Other notable technology enhancements in 2004 included adding support for the Citrix® MetaFrame® Presentation Server environment and also for applications that are based on Oracle® Forms technology, such as Oracle's E-Business Suite Oracle Applications 11i. Both of these enhancements were added into SilkPerformer and SilkCentral Performance Manager. SilkTest® also was deployed by palmOne® for testing Palm® handheld devices. Finally, we closed SilkTest business with PalmSource®, maker of the Palm OS® operating system.

In the trade press, our technology was again recognized as innovative. Both *InfoWorld* and *eWeek* - two very prominent publications that cover technology and development topics - performed independent reviews of SilkPerformer. The reviews compared SilkPerformer with competitive offerings from both Compuware® and Empirix. Both evaluators ranked SilkPerformer very high. A representative comment from the *InfoWorld* article, discussing SilkPerformer's .NET support, "It's the kind of seamless, do-it-your-way integration that many vendors promise but few actually deliver." With the ability to test middleware components from major vendors and SilkPerformer's rich scripting language as the product's major differentiators, the article concludes, "if you need the best application testing solution money can buy, SilkPerformer fits the bill nicely.

Finally, in the latter part of the year, Segue formed a Customer Advisory Council (CAC), comprised of about 40 customers in North America and Europe. The CAC is a formal platform for Segue, its customers and partners to communicate and exchange ideas around best practices for software quality optimization. The CAC's goal is to provide direct feedback to Segue that will evolve the Segue product portfolio to best serve the needs of global corporations seeking more effective ways to deploy high quality software applications, reduce business risk and increase return on investment. Segue's Customer Advisory Council is comprised of companies from the Global 2000, representing a variety of vertical markets. The common link among all member companies is a strong commitment to software quality, supported by the vision of software quality as a strategic business initiative and competitive advantage. Representative CAC members include executives from ACS State Healthcare, America Online, Bank of America, Charles Schwab, DAK, First Data, Hewlett-Packard, Otto, PalmSource, Staples, T-Systems, Varian Medical, webMethods and others.

**Industry Background**

The rapid adoption of new technologies has been driven by the fast pace of technological changes and developments such as Web-based applications, distributed computing, advanced application servers, portals, XML and Web services. Today's companies are increasingly global and looking to use technology in progressively more creative ways to meet business demands and time-to-market pressures. As a result, technology is moving away from its traditional role in supporting applications within the corporate firewall and to supporting applications that allow the exchange of information across the firewall, in real time, to and from any point around the globe.

As businesses expand the use of technology to manage information and processes, and as software becomes a more important component in the delivery of products and services, consistent and effective operation of software applications has become more critical to corporate success. While new technological advances have provided companies with 24x7 real-time access to global markets, these same technological advances also provide 24x7 external exposure — exposure that is very visible. This real-time exposure is forcing companies to be in control of the stability of their systems, as the cost of an unexpected shutdown could cripple even the largest of organizations.

Unlike mainframe environments, where applications, operating systems and hardware can be delivered by a single vendor as an integrated solution; or traditional client/server systems, where application development follows a process of specify, design, develop, test and release, software applications can be developed across many different functional areas in an organization, are usually designed in component fashion and are continuously being assembled, validated and deployed based on market conditions. In addition, Web-based systems have a multi-tier architecture consisting of applications, middleware, operating systems, databases, browsers, servers, processors and network technology — all designed separately, by multiple vendors. For example, in a Web-based application, a browser might access a Netscape Web server that sends requests to an application server installed on a Microsoft Windows NT platform that, in turn, distributes the requests to an Oracle database, located on a Sun Solaris server. There is a higher probability for application instability or failure when the component layers of Web-based applications are developed separately by multiple vendors and integrated to form a business system. Finally, on an ongoing basis, Web applications present enormous challenges to Webmasters, quality assurance professionals, software developers and IT personnel. These challenges include integrating the efforts of many diverse contributors, managing a large and growing number of varied application components and keeping applications up-to-date with changing content, while simultaneously optimizing system reliability, accuracy and overall quality.

Due to the possible impact of all these factors — either individually or in combination — the importance of thoroughly testing all of the architectural tiers of a system, as well as the overall system integration consisting of all of the components that comprise the system, is paramount.

One area of technology that is poised to impact the IT industry is Web services. Web services are transforming technology and are also changing the way software is being delivered and used. Web services technology allows applications and systems to be connected together independently of programming languages, hardware, execution models and application/infrastructure physical locations. The early adopters of Web services are using technology in a tactical way to build bridges between the technology islands created by Microsoft (e.g. the various Windows platforms, COM middleware architecture, and C++ programming language) and others (e.g. Unix, Java and J2EE architectures). Since Web services require building or buying services and components, (re)assembling them as needed and integrating them with legacy applications using a Web service architecture, quality and reliability are critical. The challenge for developers, quality assurance professionals and IT personnel, is dealing with the fact that testing Web services is different from testing a Web site, mainly because it requires that a client application — rather than a user interface — communicate with the Web service. The testing process for Web services should incorporate overall test management, functional, regression, load/performance testing and on-going monitoring — all areas covered by Segue's SilkCentral Software Quality Optimization (SQO) solutions.

As businesses move mission-critical applications to newer technologies — such as Web services — to give customers, partners and employees greater access to such applications, they must test and measure the true capacity and scalability of applications in order to provide quality service and to avoid shutdowns, delays and other problems. Such tests should help businesses determine whether: (i) the applications scale; (ii) such applications can operate reliably with little or no downtime; and, (iii) new content can be deployed quickly with the confidence that the system will still provide acceptable performance. To deploy high quality applications that are reliable, companies must integrate testing early in the development lifecycle and extend it into production. By doing so, the integrity and performance of the application in a "real world" environment can be tested before the application is actually deployed and exposed to real customers. Also, once deployed, companies can continue to test and monitor the application to meet the end-user needs for accuracy, availability and performance.

## Segment Information

Segue is active in three business segments: software licenses; training and consulting; and maintenance/support services. Please refer to Note 10 to the Company's Consolidated Financial Statements contained in this Form 10-K for more detailed financial information about our segments.

## Products

Segue's suite of products, known as Silk, provides comprehensive verification, load testing and application performance management capabilities. The SilkCentral Software Quality Optimization (SQO) platform ensures quality throughout the application lifecycle – starting with requirements and continuing through to production. Silk supports a wide range of enterprise applications and technologies for both Web and client/server environments.

Software license revenue from our Silk product line represented approximately 44%, 43% and 45% of total revenues in 2004, 2003 and 2002, respectively. Our SilkTest and SilkPerformer products combined represented approximately 92%, 90% and 96% of product license sales in 2004, 2003 and 2002, respectively.

## Current Product Offerings

***SilkTest®*** is a functional testing product for enterprise applications, whether Web, Java or traditional client/server-based. SilkTest is an easy-to-use test and automation environment offering many features that enable users to be highly productive in their software test automation efforts. These features include workflow elements for test creation and customization, test planning and management, direct database access and validation, the flexible and robust 4Test scripting language, a built-in recovery system for unattended testing and the ability to test across multiple platforms, browsers and technologies with one set of scripts.

***SilkTest® International*** is an advanced, standards-based testing platform for today's global enterprise applications. With SilkTest International, Segue extends the capabilities of SilkTest by providing users with the ability to perform single script, simultaneous testing of localized applications across multiple languages, platforms and Web browsers.

***SilkPerformer®*** is a powerful – yet easy to use – enterprise-class load and stress testing solution for optimizing the quality of mission-critical applications. Visual script generation techniques and the ability to test multiple application environments with thousands of concurrent users allow you to thoroughly test an enterprise application's reliability, performance and scalability before it's deployed-regardless of its size and complexity. Powerful diagnostic tools and management reports help isolate problems and enable swift diagnosis – thereby minimizing test cycles and accelerating time to market.

***SilkPerformer® Lite*** is an accurate, cost efficient and easy-to-use load and stress-testing tool for predicting the performance, scalability and reliability of Web applications prior to deployment. SilkPerformer Lite lets you quickly create a load test that accurately simulates the real-world behavior of up to 100 simultaneous users utilizing only a single standard computer. What's more, its visual root-cause analysis tools and management reports help you pinpoint problems and resolve them quickly – minimizing test cycles and accelerating time to market.

***SilkPerformer® Component Test Edition*** is a powerful, yet easy-to-use tool for testing the remote software components of distributed applications under realistic server conditions. Its visual interface enables Quality Assurance (QA) personnel without any programming knowledge to test the functionality, interoperability and performance of these components under concurrent access, early in development. Users can identify and fix potential problems before they become realities, avoiding the time and expense of redevelopment while ensuring the quality of multi-tier applications.

***SilkCentral™ Performance Manager*** (formerly known as SilkVision) is an application performance management solution for optimizing the quality of mission-critical applications. SilkCentral Performance Manager monitors the end-user experience on three dimensions: accuracy, availability and performance. Active monitoring utilizes synthetic business transactions for service-level and performance monitoring, while passive monitoring provides an understanding of real-user behavior by recording actual user transactions. SilkCentral Performance Manager's Web GUI, powerful root cause analysis tools and support for closed-loop testing enable close collaboration between pre- and post-deployment groups leading to fast problem identification and shorter error turnaround times.

***SilkCentral™ Test Manager*** is a new product, created entirely by Segue and first offered for commercial sale in 2004. SilkCentral Test Manager is a single Web-based solution for managing the entire testing process – from incorporating end-user requirements and specifications to planning, scheduling and executing tests to tracking and resolving issues. A central repository provides visibility into the entire quality process, enabling access to all application requirements, specifications, test plans, quality metrics, test results and reports. A Web portal provides anytime/anywhere access to comprehensive project information through a number of standard views. As a result, SilkCentral Test Manager promotes collaboration between quality assurance and development, improves quality by providing clear visibility into the testing process and creates new efficiencies that shorten release cycles.

***SilkCentral™ Issue Manager*** (formerly known as SilkRadar) is a robust, issue-tracking solution used to manage errors and enhancement requests encountered in software development projects. SilkCentral Issue Manager can be customized to meet the challenges of your business environment – working across multiple products, releases and locations. Because SilkCentral Issue Manager's flexible defect-tracking workflow allows development and quality assurance to work more closely together, it increases productivity throughout the organization – resulting in an improved development process.

***QA Partner®*** is an automated functional and regression testing solution for end-to-end testing of cross-enterprise client/server applications on UNIX/Motif platforms. QA Partner includes a recovery system that supports unattended testing 24 hours per day, 7 days per week. QA Partner runs across multiple platforms, technologies and environments.

## Services

We complement our product offerings with training, consulting, customer service and technical support services. Segue's services are designed to promote a clear and consistent approach to our solutions and facilitate the penetration of our products into a broader market and enhance our customer's experience with our products. As of March 5, 2005, we have approximately 45 employees that provide these services.

***Training and Consulting.*** We offer training courses and consulting services, instructed or performed by Segue employees and third party consultants, in support of our products. Our training courses are held in a classroom environment in selected U.S. and European cities, at a customer site or on-line in an instructor supervised setting. A training certification program is also available for our core products. Worldwide consulting is offered as an onsite service with consulting services being purchased either on a daily basis, or as pre-packaged solutions that address scalability, monitoring and transaction verification services to help our customers optimize software quality. Project management is provided on all consulting engagements. Segue consulting is comprised of employees who are experts in the use of the entire Silk product line. This depth of knowledge enables us to deliver end-to-end testing solutions that include front-end functional testing, middleware testing and server load and stress testing. We have two principal objectives for our fee-based consulting services and training offerings: (i) to produce agreed-upon deliverables for engagements, and (ii) to enhance our customers' understanding of our methodologies and techniques.

***Support Services.*** We offer fee-based maintenance contracts for twelve-month periods, to customers who have licensed Segue's products. We provide customer service and support through our internal technical support organization. Support services include the maintenance of our software products in accordance with specifications contained in each product's user guide, access to technical support personnel to ask questions about the use and operation of our software products and the right to receive product updates as they are made generally available. Technical support services are obtained from our technical support group via phone, fax, e-mail, on-line case logging and status reporting, on-line forums and a self-help Knowledge Base. Our distributors provide initial telephone support to their end-users. We currently provide technical support services through our global support center in Belfast, Northern Ireland.

## Sales and Marketing

During December 2003, the Company terminated the employment of the Senior Vice President of International Operations and the Senior Vice President who managed the inside sales function. In January 2004, the Company hired a new Executive Vice President of Worldwide Sales and Product Marketing. Under a new sales management team, the sales model was changed slightly to consolidate the role of the business development representative, whose primary responsibility was to qualify leads and potential business, with the inside sales representative. The inside sales representative now plays a more critical role in qualifying leads and closing smaller valued transactions.

The overall Company sales strategy remained consistent — primary focus was placed on developing large, enterprise accounts and maintaining a high level of customer satisfaction with Segue's products and services. Our direct sales team has embraced a value-based sales model as part of our SQO strategy resulting in improved productivity and effectiveness in demonstrating the value of our products and services to our customers and prospects. The Company continues to invest in sales support resources to further improve sales productivity. As of March 5, 2005, our sales organization consisted of 56 employees.

***Direct Sales.*** The direct sales organization is deployed in teams that consist of enterprise sales representatives, inside sales representatives and technical sales engineers. It is the primary responsibility of the enterprise sales representative to focus on selling Segue's solutions into Fortune 2000 companies. Inside sales representatives assist the enterprise sales representative on larger deals, focus on smaller deals within their assigned territories, and qualify leads and potential business opportunities. Technical sales engineers carry the responsibility of supporting the sales process by providing in-depth product expertise that allows customers to understand how Segue's solutions can improve the quality of their applications and systems.

***Renewal Sales.*** This group focuses on renewing maintenance contracts with existing customers, up-selling additional products and services to these customers and assuring a high level of customer satisfaction within the existing customer base. In 2004, the continued focus of the team was to increase the percentage of customers who opt to renew maintenance on their licenses.

***Indirect Sales.*** Segue has dedicated resources focused on a small number of strategic alliances and a larger number of resellers, consulting partners and distributors. The goal of our strategic alliances group is to focus on a small number of key partners that have the potential, by way of their technology or size, to significantly contribute sales revenue to Segue. Resellers provide incremental revenue in Segue-direct covered geographic areas by selling our products and providing implementation services. Consulting partners do not resell our products but do provide implementation services and may refer leads to the Company. Distributors resell our products, offer consulting/training services and provide level one and level two technical support to end user customers generally in geographic areas that are not covered by Segue's direct sales force. As of December 31, 2004, the Company had over 35 partners enrolled in the SilkElite™ Partner program. The focus on partners is primarily to leverage relationships, economies of scale or unique expertise in order to maximize sales coverage for Segue's products. In an effort to further enhance the success of the partner program we hired a new Vice President of Channel Sales and Strategic Partnerships in late 2004.

***Geographic Sales.*** Not including our headquarters, we have six sales offices in the United States, one sales office in the United Kingdom, two sales offices in Germany, one sales office in Spain, and one sales office in India. Our international sales force as of March 5, 2005 had approximately 15 employees. Segue derived approximately 32%, 25% and 22%, of its total product revenue from international customers in 2004, 2003 and 2002, respectively.

***Marketing.*** Our marketing staff supports Segue's branding, promotion and public relations activities, as well as develops collateral and supporting materials for each of our products. Marketing programs are designed to develop business leads, increase brand awareness and interest in Segue's products and support business relationships and partnerships to expand Segue's presence in the marketplace. In January 2004, the Company hired a new Chief Marketing Officer and in March 2004, the Company hired a Senior Director of Product Marketing. As of March 5, 2005, our marketing staff consisted of nine employees.

## Backlog

The time between order and delivery of Segue's products is generally short. The number of orders, as well as the size of individual orders, can vary substantially from month to month. Because of the short period between order receipt and shipment of products, we typically do not have a backlog of unfilled orders. In the fourth quarter of 2003, however, Segue experienced a backlog of approximately $400,000 in software licenses received after the cessation of shipping operations due to the New Year's holiday. These orders were delivered in January 2004. The Company did not have a backlog as of December 31, 2004.

## Raw Materials

Segue's software products are either shipped on CDs or downloaded directly by our customers from our Web site. Segue's products utilize the Company's engineering designs, with industry standard and semi-custom components and subsystems. Such components and subsystems are available from a number of suppliers.

## Research and Development

Segue has made substantial investments in product research and development. Our research and development is conducted by project teams consisting of development and quality assurance engineers, technical writers and product managers. We use most of our own products and methodologies in our development process. The research and development department consults with our sales and marketing staff and utilizes the feedback from customer support and training to ensure the satisfaction of our current customers. We also license a small amount of selective technology from vendors to be embedded in our products for resale or to be resold as Segue products on which we pay royalties to the third party involved.

Segue maintains research and development centers in our corporate headquarters in Lexington, Massachusetts and in Linz, Austria. As of March 5, 2005, we had approximately 52 employees in research and development.

In 2004, the Company had major releases of its flagship products, SilkTest and SilkPerformer. With our .Net support, we are able to offer a complete solution for regression testing and performance testing of .Net applications. Further, another major enhancement of our product line now allows for testing Citrix applications. Also, SilkPerformer's support of Oracle Forms will now allow us to complete our performance management offering for the Oracle market. Finally, we continued to develop our Software Quality Optimization platform which will allow our customers to manage and improve quality throughout the entire software application life cycle.

Our marketplace is characterized by rapid technological developments, new application introductions and evolving standards, and thus Segue believes that our future success will depend on our research and development department's ability to keep pace. Therefore, we intend to continue making significant investments in research and development to develop new products, expand the capabilities of our existing products and integrate our products with leading third party applications. Research and development expense as a percent of revenue may vary in the future, as we try to grow revenue at rates faster than our expenses.

## Competition

The market for software management and testing tools is intensely competitive, rapidly evolving and subject to constant technological change. In the enterprise testing market segment, Segue currently encounters direct competition from a number of public and private companies such as Mercury Interactive®, IBM/Rational®, Compuware and Empirix, each of which offers a variety of products and services. In the application performance management and monitoring arena, Segue faces direct competition from many vendors, including Mercury Interactive and Compuware.

In addition, the possible entrance of new competitors may intensify competition in the software quality management market. Many of our current and potential future competitors have significantly greater financial, technical, marketing and other resources than we have, and many have well-established relationships with our current and potential customers. It is also possible that alliances among competitors may emerge and rapidly secure significant market share. We also expect that competition will increase as a result of software industry consolidations or increased Web usage. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, operating results and financial condition. There can be no assurance that Segue will be able to compete effectively against current and future competitors.

Segue believes that the principal competitive factors affecting its market include product features and functionalities such as flexibility, scalability, ease-of-integration, ease-of-implementation, ease-of-use, quality, performance, price and total cost of ownership, customer service and support, company reputation and financial viability, and effectiveness of sales and marketing efforts. Although we believe that Segue currently competes effectively with respect to each of these factors, there can be no assurance that we will be able to maintain our competitive position against current and future competitors.

## Proprietary Technology

Segue holds three United States patents. Five more patent applications are currently under evaluation by the United States Patent and Trademark Office: "Method and System for Tracking Software Licenses and Usage", which relates to our innovative metered license system; "Automatic Context Management for Web Applications with Client Side Code Execution", which generally relates to a method for testing, monitoring and automating network applications where Web client simulations are used; "Method and System for Automatic Detection of Monitoring Data Sources", which relates to tools for assisting in the management and monitoring of computer systems and network infrastructure; "Serving Concurrent TCP/IP Connection of Multiple Virtual Internet Users with a Single Thread", which relates to the testing of servers or other distributed or networked computer systems; and "Method of Non-Intrusive Analysis of Secure and Non-Secure Web Application Traffic in Real-Time", which relates to automatic detection of unexpected failures in Web sites.

We primarily rely upon a combination of patent, trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect our proprietary rights in our products. However, there can be no assurance that our patents would be upheld if challenged. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. There can also be no assurance that the measures taken to protect our proprietary rights will be adequate to prevent misappropriation of the technology or independent development by others of similar technology. In addition, the laws of various countries in which our products may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. There can be no assurance that third parties will not assert intellectual property infringement claims against Segue or that any such claims will not require us to enter into royalty arrangements or result in costly litigation. We are not aware of any patent infringement charge claimed by any third party relating to Segue's products or Segue's use of third party products. However, the computer software market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. We believe that due to the rapid pace of technological innovation for software quality management products, our ability to establish a position of technology leadership in the industry is dependent more upon the skills of our development personnel than upon the legal protections afforded our existing technology. Currently, Segue is not involved in any patent or trademark litigation.

## Employees

As of March 5, 2005, we had approximately 187 full-time employees with 52 in research and development, 65 in sales and marketing, 45 in services, and 25 in operations, finance, legal, information systems, human resources and administration. Our employees are not represented by any collective bargaining organizations and Segue has never experienced any work stoppages. We consider our relations with our employees to be good.

## Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the SEC). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at http://www.sec.gov that contains reports, proxy, other information statements and other information regarding issuers that file electronically.

The public may access financial and other Company information on our Web site at www.segue.com. Segue has made available all reports and amendments to reports filed with the SEC through an automatic link to the Segue Web site. The Company also makes available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

# *ITEM 2. PROPERTIES*

Segue's corporate headquarters is located in Lexington, Massachusetts, under a sublease that expires in October 2007. On January 24, 2003, the Company received approval from the landlord to restructure its corporate headquarters sublease by returning approximately 33,000 square feet in its Lexington facility to the landlord. Pursuant to the terms of the restructuring, Segue posted an initial letter of credit for $700,000. The cash security of $770,000 (letter of credit plus 10%) that was posted was classified as restricted cash and was reflected in Other Assets on the Company's balance sheet. This required letter of credit will reduce over time, by formula, to zero by August 2005. During 2004, this letter of credit was reduced to $400,000. The cash security of $440,000 (letter of credit plus 10%) that was posted is reported in Other Assets on the Company's balance sheet at December 31, 2004. As a result of the restructuring, we reduced our office space from approximately 73,300 square feet to approximately 40,400 square feet with 3,000 square feet sub-subleased to a third party until the end of our sublease, leaving 37,400 square feet of space. We believe that we have more than adequate expansion space for growth in operations at the headquarters location for the foreseeable future.

During January 2005, the Company entered into a five-year lease for a branch sales office in San Mateo, California, which consists of approximately 3,434 square feet. This office will replace our Los Gatos and San Francisco sales offices, for which the lease will expire for both locations during the first quarter of 2005. Please see Notes 8 and 9 to the Consolidated Financial Statements included in this Form 10-K for further details related to our leases.

During 2004, we expanded our global coverage by opening two new sales offices located in Barcelona, Spain and Bangalore, Karnataka, India. The office in Barcelona will serve Spain and provide additional support to our partners and customers in Europe, the Middle East and Africa (EMEA). The office in Bangalore will expand our global reach into the Asia Pacific region and provide additional support to the resellers we have been working with in India, Australia, China and Japan.

In May 2001, the Company entered into a five-year lease for a branch sales office consisting of approximately 3,800 square feet in Irving, Texas. This office replaced an executive suite arrangement that Segue had been using. In September 2003, the Company paid $29,000 to the landlord in order to exercise the early termination clause in the Company's lease agreement. By making the payment, the Company's lease on 3,801 square feet was terminated on June 30, 2004, as opposed to the original termination date of June 30, 2006. The early termination of this lease resulted in over $100,000 in net rent expense reductions through June 30, 2006.

As of December 31, 2004, we had a total of seven field sales and support operations throughout the United States, six locations in Europe and one location in Asia. Remote product development facilities are located in Linz, Austria. Our global technical support operations are located in Belfast, Northern Ireland, United Kingdom with approximately 6,000 square feet under a lease that expires in August 2006 and includes an option for renewal. We believe that our current facilities are sufficient for current operations and for operations in the foreseeable future.

### *ITEM 3. LEGAL PROCEEDINGS*

Various claims have been asserted against us. We do not believe these claims will have a material adverse effect on the financial position or results of operations of the Company.

### *ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matter was submitted to a vote of the Company's stockholders during the fourth quarter of 2004.

## PART II

### *ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS*

**Market Price for Common Stock**

For further information regarding our listing status, please see the risk factor entitled "We Can Not Assure a Liquid Market for Our Stock" under the heading "Risks and Factors that May Affect Future Results" which is included in Item 7.

The following table sets forth, for the periods indicated, the high and low closing prices of our Common Stock as reported on the NASDAQ SmallCap Market. Our Common Stock is traded under the NASDAQ symbol: SEGU. These prices do not include retail markups, markdowns or commissions.

| Year Ended December 31, 2004: | High | Low |
|---|---|---|
| Fourth Quarter | **$ 6.26** | **$ 3.85** |
| Third Quarter | **$ 4.34** | **$ 3.23** |
| Second Quarter | **$ 4.35** | **$ 3.41** |
| First Quarter | **$ 4.96** | **$ 2.51** |

| Year Ended December 31, 2003: | High | Low |
|---|---|---|
| Fourth Quarter | $ 3.00 | $ 2.30 |
| Third Quarter | $ 2.92 | $ 2.02 |
| Second Quarter | $ 2.47 | $ 1.93 |
| First Quarter | $ 2.44 | $ 1.02 |

On March 18, 2005, the closing price reported on the NASDAQ SmallCap Market for the Common Stock was $5.23. The market price of our Common Stock has fluctuated significantly and is subject to significant fluctuations in the future.

## Holders of Record

As of March 18, 2005, there were approximately 144 registered direct holders of record of the Common Stock and 10,166,496 shares of Common Stock outstanding.

## Dividend Policy

We have never paid cash dividends on our Common Stock and do not anticipate paying such dividends in the foreseeable future. The current policy of our Board of Directors is to retain future earnings for use in Segue's business. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

## Equity Compensation Plan Information

The following table sets forth a summary of the Company's equity compensation plans as of December 31, 2004:

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders - 1996 Plan and the ESPP | 2,292,847(2) | $ 5.26 | 485,136(3) |
| Equity compensation plans not approved by security holders - the 1998 Plan | 1,098,690 | $ 5.89 | 35,136 |
| Totals | 3,391,537 | $ 5.47 | 520,272 |

(1) Consists of the 1996 Plan, the 1998 Plan and the ESPP.

(2) Does not include purchase rights accruing under the ESPP because the purchase price (and, therefore, the number of shares to be purchased) will not be determined until the end of the offering period. The offering period ended on February 15, 2005 and an additional 44,802 shares were issued to employees under the ESPP.

(3) Includes shares available for future issuance under the ESPP.

**Recent Sales of Unregistered Securities**

On October 21, 2003, we received $500,000 from the sale of 166,667 shares of our Series C Preferred Stock (Preferred C Stock) to S-7 Associates LLC, a company managed and owned by the Chairman of our Board of Directors, Dr. James H. Simons (S-7 Associates), and Howard Morgan, a Segue Director. On November 24, 2003, we completed an additional preferred stock offering and received $1,000,000 from the sale of 333,333 shares of Preferred C Stock to a private investor. The Preferred C Stock is senior to the common stock as to dividend and liquidation rights and are convertible at the option of the holder into shares of common stock of Segue at a conversion rate of one share of common stock for one share of Preferred C Stock, subject to adjustment upon the occurrence of certain transactions. Dividends on the Preferred C Stock accrue at 12% per annum and are to be paid in additional shares of preferred stock or, in certain cases, cash, semiannually on June 30 and December 31. Prior to January 1, 2004, the fair value of our Preferred Stock, on which the preferred dividends were calculated, had been estimated by our management for the purpose of determining net loss applicable to common shares.

Dividends paid to any holder of Preferred C Stock are restricted should they cause such holder, among other things, to accumulate more than 20% of our voting power. If any holder of Preferred C Stock should accumulate more than 20% of our voting power they are required to take cash payments in lieu of dividends in kind.

Beginning with the first quarter of 2004, the Company hired an independent third party, who specializes in valuations, to establish the fair market value of its Preferred Stock, both Series B and C, at the end of each quarter. The Company will continue to engage this third party on a quarterly basis for the purpose of establishing the fair market value of its Preferred Stock and calculating the amount of the dividends earned. We accrue for the estimated value of the total Preferred Stock dividend-in-kind on a quarterly basis. Each sale and issuance of our Preferred Stock was consummated in reliance on Regulation D under the Securities Act of 1933, as amended.

On December 27, 2004 the Company announced that its Board of Directors approved an amendment to certain terms of the Company's Series B Preferred Stock, reducing the dividend payable on its Series B Preferred Stock from 12% to 6% per year and extending the redemption date of its Series B Preferred Stock to October 31, 2005. The amendment to the terms of the Series B Preferred Stock is subject to approval by the Company's stockholders at the next annual meeting, which is scheduled for June 6, 2005. The holder of the Series B Preferred Stock, S-7 Associates LLC, a company managed and owned by Dr. James Simons, Segue's chairman, and Dr. James Simons have contractually agreed to vote in favor of the amendment. If the amendment is approved by the Company's stockholders, we expect that the reduced dividend rate will be in effect for the June 30, 2005 dividend on the Series B Preferred Stock.

## *ITEM 6. SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the previously reported results of operations or accumulated deficit. In accordance with Emerging Issues Task Force (EITF) Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses Incurred" accounting pronouncement, which became effective January 1, 2002, the Company has reclassified $490,000 and $738,000 of reimbursable travel as services revenue from cost of service for the years ended December 31, 2001 and 2000 respectively, to be consistent with current presentation.

| | Fiscal Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| | (in thousands, except per share data) | | | | |
| **STATEMENT OF OPERATIONS DATA:** | | | | | |
| Revenue: | | | | | |
| Software | **$14,644** | $12,677 | $ 13,334 | $ 15,977 | $36,606 |
| Services | **18,516** | 16,713 | 17,432 | 22,499 | 22,288 |
| Gross revenue | **33,160** | 29,390 | 30,766 | 38,476 | 58,894 |
| Less vendor consideration to a customer | **(154)** | (161)(5) | (1,078)(3) | — | — |
| Net revenue | **33,006** | 29,229 | 29,688 | 38,476 | 58,894 |
| Cost of revenue: | | | | | |
| Cost of software | **352** | 385 | 740 | 610 | 2,394 |
| Cost of services | **4,947** | 5,012 | 5,264 | 7,760 | 9,444 |
| Total cost of revenue | **5,299** | 5,397 | 6,004 | 8,370 | 11,838 |
| Gross margin | **27,707** | 23,832 | 23,684 | 30,106 | 47,056 |
| Operating expenses: | | | | | |
| Sales and marketing | **14,019** | 14,078 | 15,547 | 26,241 | 35,452 |
| Research and development | **6,610** | 5,879 | 5,696 | 7,916 | 9,683 |
| General and administrative | **4,711** | 4,423 | 5,443 | 7,747 | 9,820(1) |
| Amortization of goodwill | — | — | — | 1,505 | 1,505 |
| Restructuring charges | — | 725(6) | 1,203(4) | 4,221(2) | — |
| Total operating expenses | **25,340** | 25,105 | 27,889 | 47,630 | 56,460 |
| Income (loss) from operations | **2,367** | (1,273) | (4,205) | (17,524) | (9,404) |
| Interest and other income, net | **108** | 48 | 93 | 508 | 1,061 |
| Income (loss) before provision for income taxes | **2,475** | (1,225) | (4,112) | (17,016) | (8,343) |
| Provision for income taxes | **35** | 98 | 166 | 216 | 221 |
| Net income (loss) | **$ 2,440** | $ (1,323) | $ (4,278) | $(17,232) | $ (8,564) |
| Preferred stock dividend-in-kind | **763** | 316 | 147 | — | — |
| Net income (loss) applicable to common shares | **$ 1,677** | $ (1,639) | $ (4,425) | $(17,232) | $ (8,564) |
| Net income (loss) per common share — Basic | **$ 0.17** | $ (0.17) | $ (0.46) | $ (1.83) | $ (0.91) |
| Net income (loss) per common share — Diluted | **$ 0.15** | $ (0.17) | $ (0.46) | $ (1.83) | $ (0.91) |
| Weighted average common shares outstanding — Basic | **9,932** | 9,732 | 9,562 | 9,404 | 9,393 |
| Weighted average common shares outstanding — Diluted* | **10,834** | 9,732 | 9,562 | 9,404 | 9,393 |
| **BALANCE SHEET DATA:** | | | | | |
| Cash and cash equivalents | **$11,028** | $ 7,495 | $ 5,335 | $ 2,326 | $ 9,379 |
| Short-term investments | — | — | — | 4,949 | 7,839 |
| Working capital (deficit) | **3,579** | (232) | (2,185) | (1,174) | 12,020 |
| Total assets | **21,321** | 17,637 | 17,195 | 19,644 | 39,901 |
| Long-term obligations | — | — | — | — | — |
| Total stockholders' equity | **$ 6,438** | $ 3,282 | $ 2,701 | $ 4,479 | $21,050 |

* The assumed conversion of preferred shares into common shares is not included for the fiscal year ended December 31, 2004 because their inclusion would be anti-dilutive.

---

(1) General and administrative expenses for 2000 include $750,000 for settlement of litigation.

(2) Restructuring charges in 2001 include $1.3 million of severance and other employee-related costs and $2.9 million of facility-related costs associated with the second and third quarter restructuring actions.

(3) Consideration to customer of $1.1 million in 2002 is required to be classified in net revenue under EITF No. 01-9.

(4) Restructuring charges in 2002 include $559,000 of severance and other employee-related costs and $644,000 of facility-related costs associated with the first quarter restructuring action and adjustments to management's estimates of our facility related costs in the second and third quarter.

(5) Less vendor consideration to a customer in 2003 includes a refund of $175,000 from the $1.0 million we paid to IBM in 2002.

(6) Restructuring charges in 2003 include $725,000 of severance and other employee-related costs due in part to the termination of three senior vice-presidents of Segue.

## *ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

### Overview

We develop, market and support Software Quality Optimization™ (SQO™) solutions for both Web-based and enterprise client/server applications. We also provide product related training and consulting services. This summary provides an overview of the most significant aspects of our operations during 2004. Details of the matters addressed in this summary are provided elsewhere in this document and, in particular, in the sections immediately following.

During 2004, our overall operating results reflected strong financial improvement over 2003. In September 2003, we saw the arrival of a new Chief Executive Officer (CEO) who brought a new strategy to Segue. In January 2004, our new CEO hired a new Executive Vice President of Worldwide Sales and Product Marketing and a Chief Marketing Officer to further strengthen our restructured senior management team.

In 2004, we achieved profitability while growing revenue and focusing on our new strategic objectives: profitable revenue growth, market-driven product innovation and a focus on selective partnerships and alliances. Total revenue grew 13% to $33.0 million during 2004 as compared to $29.2 million during the same period last year. We reported a net income applicable to common shares of $1.7 million, or $0.15 per diluted share for 2004. This compares to a net loss applicable to common shares of $1.6 million, or a loss of $0.17 per diluted share, in 2003. Total operating expenses and cost of sales combined, totaled $30.6 million during 2004, compared to $30.5 million in 2003. Our total worldwide headcount at December 31, 2004 and 2003 remained constant at 186 employees.

At December 31, 2004, our reported cash and cash equivalent balance was $11.0 million, compared to $7.5 million at December 31, 2003. We reported positive cash flow from operations of $2.9 million in 2004, compared to $32,000 positive cash flow reported in 2003. Deferred revenue increased to $10.5 million during 2004, as compared to $9.0 million in 2003. We continue to have no debt on our balance sheet and have no off-balance sheet contingency debt.

Over the last three years, we have been able to reduce our net loss through a streamlining of the organization, which included restructurings, consolidations, process improvements, office closings and general improved cost control.

## Recent Accounting Developments

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement 123R, *Share-Based Payment* that addresses the accounting for share-based awards to employees, including employee-stock-purchase-plans (ESPPs). Statement 123R requires all entities to recognize the fair value of stock options and other stock-based compensation to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires instead, that such transactions be accounted for using a fair-value-based method. The requirements in Statement 123R are effective for public companies as of the beginning of the first interim or annual period beginning after June 15, 2005. According to Statement 123R, an entity is also required to recognize compensation expense for awards outstanding at the required effective date for which the requisite service has not been rendered (such as awards that are unvested because service requirements have not been completed) as the requisite service is subsequently rendered. The compensation expense will be based on the grant date fair value of the award as was determined under Statement 123 for either recognition or pro forma disclosures. The Company currently accounts for its stock-based compensation plans in accordance with APB Opinion No. 25. Therefore, the adoption of Statement 123R will have a material effect on the Company's consolidated financial statements beginning in Q3 of fiscal 2005.

On December 21, 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS No. 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (The Act)" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS 109. The Company has not yet quantified the benefit that may be realized from this provision of the Act.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. On December 21, 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act to determine the amount of foreign earnings to repatriate. Currently, the Company does not expect to repatriate foreign earnings.

## Lease Commitments

Segue's corporate headquarters is located in Lexington, Massachusetts, under a sublease that expires in October 2007. On January 24, 2003, the Company received approval from the landlord to restructure its corporate headquarters sublease by returning approximately 33,000 square feet in its Lexington facility to the landlord. Pursuant to the terms of the restructuring, Segue posted an initial letter of credit for $700,000. The cash security of $770,000 (letter of credit plus 10%) that was posted was classified as restricted cash and was reflected in Other Assets on the Company's balance sheet. This required letter of credit will reduce over time, by formula, to zero by August 2005. During 2004, this letter of credit was reduced to $400,000. The cash security of $440,000 (letter of credit plus 10%) that was posted is reported in Other Assets on the Company's balance sheet at December 31, 2004. As a result of the restructuring, we reduced our office space from approximately 73,300 square feet to approximately 40,400 square feet with 3,000 square feet sub-subleased to a third party until the end of our sublease, leaving 37,400 square feet of space. We believe that we have more than adequate expansion space for growth in operations at the headquarters location for the foreseeable future.

During January 2005, the Company entered into a five-year lease for a branch sales office in San Mateo, California, which consists of approximately 3,434 square feet. This office will replace our Los Gatos and San Francisco sales offices, for which the lease will expire for both locations during the first quarter of

2005. Please see Notes 8 and 9 to the Consolidated Financial Statements included in this Form 10-K for further details related to our leases.

During 2004, we expanded our global coverage by opening two new sales offices located in Barcelona, Spain and Bangalore, Karnataka, India. The office in Barcelona will serve Spain and provide additional support to our partners and customer in the Europe, Middle East and Africa region. The office in Bangalore will expand our global reach into the Asia Pacific region and provide additional support to the resellers we have been working with in India, Australia, China and Japan.

In May 2001, the Company entered into a five-year lease for a branch sales office consisting of approximately 3,800 square feet in Irving, Texas. This office replaced an executive suite arrangement that Segue had been using. In September 2003, the Company paid $29,000 to the landlord in order to exercise the early termination clause in the Company's lease agreement. By making the payment, the Company's lease on 3,801 square feet was terminated on June 30, 2004, as opposed to the original termination date of June 30, 2006. The early termination of this lease resulted in over $100,000 in net rent expense reductions through June 30, 2006.

The Company also leases certain United States and foreign sales offices and certain equipment under various operating leases with lease terms ranging from month-to-month up to five years. Certain of these leases contain renewal options. The agreements generally require the payment of utilities, real estate taxes, insurance and repairs. Future minimum payments under the facilities and equipment leases, excluding the security deposit noted above, but including the obligation of the restructured sublease, with non-cancelable terms are as follows as of December 31, 2004 (in thousands):

| | Gross Commitment | Sublease Income | Net Amount |
|---|---|---|---|
| 2005 | $ 1,896 | $ (97) | $ 1,799 |
| 2006 | 1,720 | (100) | 1,620 |
| 2007 | 1,459 | (85) | 1,374 |
| 2008 | 143 | 0 | 143 |
| 2009 | 95 | 0 | 95 |
| Thereafter | 22 | 0 | 22 |
| Total | $ 5,335 | $ (282) | $ 5,053 |

Rent expense for the years ended December 31, 2004, 2003 and 2002 totaled $1.8 million, $2.0 million and $2.3 million, respectively.

## Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make a number of assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may differ from these estimates and assumptions.

Our critical accounting policies are those that affect our financial statements materially and involve a significant level of judgment by management:

***Revenue Recognition*** – The Company follows the guidance in Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended by SOP 98-9, in recognizing revenue on software transactions. SOP 97-2 requires that revenue allocated to software products, specified upgrades and enhancements is recognized upon delivery of the related products, upgrades or enhancements. Revenue allocated by vendor specific objective evidence (VSOE) to post contract customer support (maintenance) is recognized ratably over the term of the support, and revenue allocated by VSOE to service elements (training and consulting) is recognized as the services are performed. The residual method of revenue recognition is used for multi-element arrangements when the VSOE of the fair value does not exist for one or more of the delivered elements. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

The Company recognizes revenue from software licenses upon the receipt of a signed purchase order contract; product delivery; assessment that collection is probable; and the other revenue recognition criteria of SOP 97-2 are met. The Company's software products do not require significant modification, customization or installation.

Post-contract customer support (maintenance) and service revenue (training and consulting) that is not yet earned is included in deferred revenue.

With respect to the determination of VSOE for multi-element arrangements, the Company follows the guidance within paragraph 10 of SOP 97-2. The Company uses the residual method of revenue recognition as provided for in paragraph 12 of SOP 97-2, as amended by SOP 98-9. The Company does a thorough review of the VSOE for maintenance, training and consulting semi-annually. In all instances the VSOE is defined as the objective, verifiable price when the same item is sold separately. The Company determines VSOE for post-contract support (maintenance) using a consistent percentage of list price method for product categories, which approximates the maintenance renewal rates and is considered to be substantive. The Company determines the VSOE for training classes and consulting services using objective verifiable evidence of these items when sold separately.

***Bad Debt Reserve*** – On a quarterly basis, Segue reviews its accounts receivable aging to determine which accounts appear to be uncollectible and records an appropriate reserve. This determination is based on a complete review of all accounts greater than 60 days old and an estimate of default based upon historical rates for all accounts less than 60 days old.

***Restructuring and Impairment Charges*** – Another critical accounting policy relates to the recording of restructuring losses. Through 2002, Segue followed the guidance prescribed in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". Effective from January 1, 2003, Segue follows the guidance prescribed in Statement of Financial Accounting Standard (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". As such, since April 2001, Segue has recorded total restructuring charges of $6.1 million, which includes $2.6 million for severance and other employee related costs and $3.5 million for the cost of unused space in our Lexington and Los Gatos offices, net of estimated sublease income that resulted from workforce reductions. Refer to Note 9 in our Consolidated Financial Statements in this Form 10-K for additional information. Segue did not execute a restructuring plan in 2004 and thus incurred no related charges for severance and other employee-related costs during 2004.

The estimate for the $3.5 million loss on unused space was based on information that was available at that time. Factors that were included were anticipated rental rates in the local commercial office market and the estimated timeframe in which we expected to sublease the space. Segue obtained local real estate market data and consulted with its real estate advisor on these factors to help determine an appropriate reserve for potential losses on the unused space. During the fourth quarter of 2002, Segue was able to reach an agreement in principle with its landlord to restructure the sublease for our Lexington facility. A formal agreement was consummated on January 24, 2003. At December 31, 2004, the accrual balance related to the obligations associated with all of the excess office space in both the Lexington and Los Gatos facilities is approximately $1.1 million. This is comprised of an estimated $1.4 million for future rents payable by Segue on unoccupied space less approximately $282,000 of estimated future sublease income. Segue is under a restructured sublease for the Lexington facility until October 2007.

***Goodwill*** – As required by SFAS No. 142, "Goodwill and Other Intangible Assets", Segue discontinued the amortization of goodwill effective January 1, 2002. Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Goodwill resulted from Segue's acquisition of SQLBench in December 1997 and was being amortized using the straight-line method over five years. As further required by SFAS No. 142, Segue performs an analysis of the transitional fair value of the goodwill annually during the fourth quarter and will adjust the value of the goodwill should the calculated transitional fair value of the goodwill be less than that reported on the Company's consolidated balance sheet. During the fourth quarter of 2004, Segue performed an analysis of the transitional fair value of the goodwill on the Company's balance sheet. The analysis demonstrated that no impairment existed at December 31, 2004 and no adjustment was made. Any future impairment loss that may occur would not exceed $1.5 million, which is the net amount of goodwill that is on the consolidated balance sheet at December 31, 2004.

***Preferred Stock Dividend-In-Kind*** – On March 22, 2002, the Company and S-7 Associates signed an agreement under which S-7 Associates purchased 666,667 shares of the Company's Series B Preferred Stock (Preferred B Stock) in consideration for a payment of $2.0 million. On October 21, 2003, we received $500,000 from the sale of 166,667 shares of the Company's Series C Preferred Stock (together with the Preferred B Stock, the Preferred Stock) to S-7 Associates and also Dr. Howard Morgan, a Segue Director. On November 25, 2003, we completed an additional Preferred Stock offering and received $1,000,000 from the sale of 333,333 shares of Series C Preferred Stock to a private investor, further raising our net stockholders' equity position and strengthening our listing status on NASDAQ's Small Cap Market Exchange. The Preferred Stock is senior to the common stock as to dividend and liquidation rights and is convertible at the option of the holder into shares of our common stock at a conversion rate of one share of Preferred Stock for one share of common, subject to adjustment upon the occurrence of certain transactions, including future stock and warrant issuances at an exercise price of less than $3 per share. Dividends on the Preferred Stock accrue at 12% per annum and are to be paid in additional shares of Preferred Stock or, in certain cases cash, semiannually on June 30 and December 31.

On December 27, 2004 the Company announced that its Board of Directors approved an amendment to certain terms of the Company's Series B Preferred Stock, reducing the dividend payable on its Series B Preferred Stock from 12% to 6% per year and extending the redemption date of its Series B Preferred Stock to October 31, 2005. The amendment to the terms of the Series B Preferred Stock is subject to approval by the Company's stockholders at their next annual meeting, which is scheduled for June 6, 2005. The holder of the Series B Preferred Stock, S-7 Associates LLC, a company managed and owned by Dr. James Simons, Segue's chairman, and all other voting shares of Dr. James Simons have agreed to vote in favor of the amendment. If the amendment is approved by the Company's stockholders, we expect that the reduced dividend rate would be in effect for the June 30, 2005 dividend on the Series B Preferred Stock.

Prior to January 1, 2004, management had estimated the value of a share of Preferred Stock to be equal to 140% of the average stock price for the Company's common stock for the period in question. During 2004, the Company hired an independent third party on a quarterly basis, who specializes in valuations, to establish the fair market value of the Preferred Stock. The Company will continue to engage this third party on a quarterly basis for the purpose of establishing the fair market value of the Preferred Stock and calculating the expense of the dividends earned.

The Company reflects the estimated value of the Preferred Stock dividend-in-kind on a quarterly basis as a reduction in the net income (increase in net loss) applicable to common shares.

Dividends paid to any holder on Series C Preferred Stock are restricted should they cause such holder, among other things, to accumulate more than 20% of our voting power. If any holder of Series C Preferred Stock should accumulate more than 20% of our voting power, such holder will be paid cash payments in lieu of dividends in kind while holding at least 20% of our voting power.

## Results of Operations

The following table sets forth, for the periods indicated, the percentage of total net revenue represented by certain items reflected in Segue's consolidated statements of operations:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2004** | 2003 | 2002 |
| Revenue: | | | |
| Software | **44.4%** | 43.4% | 44.9% |
| Services | **56.1** | 57.2 | 58.7 |
| Gross revenue | **100.5** | 100.6 | 103.6 |
| Less vendor consideration to a customer | **(0.5)** | (0.6) | (3.6) |
| Net revenue | **100.0** | 100.0 | 100.0 |
| Cost of revenue: | | | |
| Cost of software | **1.1** | 1.3 | 2.5 |
| Cost of services | **15.0** | 17.1 | 17.7 |
| Total cost of revenue | **16.1** | 18.4 | 20.2 |
| Gross margin | **83.9** | 81.6 | 79.8 |
| Operating expenses: | | | |
| Sales and marketing | **42.5** | 48.2 | 52.4 |
| Research and development | **20.0** | 20.1 | 19.2 |
| General and administrative | **14.3** | 15.1 | 18.2 |
| Restructuring charges | **—** | 2.5 | 4.1 |
| Total operating expenses | **76.8** | 85.9 | 93.9 |
| Income (loss) from operations | **7.1** | (4.3) | (14.1) |
| Interest and other income, net | **0.3** | 0.2 | 0.3 |
| Income (loss) before provision for income taxes | **7.4** | (4.1) | (13.8) |
| Provision for income taxes | **(0.1)** | (0.3) | (0.6) |
| Net income (loss) | **7.3%** | (4.4)% | (14.4)% |

***Software Revenue***

Software revenue results from the granting of perpetual and time-based licenses for the use of Segue products. We license our software through our direct sales force, inside sales, international distributors, business partners, and resellers. Software revenue increased 16%, or $1.9 million, to $14.6 million during 2004 as compared to $12.7 million in 2003. This increase was primarily attributed to an increase in sales of both SilkTest® and SilkPerformer® solutions and a slight increase in sales from our new SilkCentral™ platform solutions which were introduced in May 2004. Included in this increase was $400,000 in software licenses that were received on December 31, 2003, but not delivered until January 2004. International product sales represented 32% and 25% of our total product sales in 2004 and 2003, respectively. The total dollar amount of international product sales increased by approximately $1.5 million, or 47%.

Software revenue decreased 5%, or $600,000, to $12.7 million in 2003 as compared to $13.3 million in 2002. This decrease was primarily attributable to $400,000 in software licenses that were received on December 31, 2003, but not delivered until January 2004, a continued result of the difficult economic environment causing a slowdown of spending on IT, and to increased competition. International product sales represented 25% and 22% of our total product sales in 2003 and 2002, respectively. The total dollar amount of international product sales increased by approximately $252,000 or 9%.

Software revenue growth depends upon our ability to successfully generate and fulfill software license orders, generate incremental revenue from our business partnerships and strategic alliances, attract and retain skilled personnel, deliver timely new products and enhancements and continued market growth.

Performance could also be affected by the market acceptance of our new and enhanced products and increased competition. It is difficult to determine if we will be able to continue to grow software revenue in the future.

***Services Revenue***

Services revenue consists of revenue from maintenance, training and consulting. Service revenue increased 11%, or $1.8 million, to $18.5 million during 2004 as compared to $16.7 million in 2003. Maintenance revenue increased 12%, or $1.6 million, to $15.5 million during 2004 as compared to $13.9 million in 2003. This increase was primarily attributable to an increase in renewals of existing maintenance contracts over a larger base of licenses as compared to 2003. Training and consulting revenue increased 7%, or $200,000, to $3.0 million during 2004 as compared to $2.8 million in 2003. This increase was primarily due to an increase in bookings of domestic consulting and training engagements. Additionally, we continue to see an increase in customers using on-line training which the Company began offering in 2002 and has proven to be successful. On-line instructor monitored training allows customers a flexible option in which to realize the full value of training while keeping expenses, such as travel and lodging, to a minimum.

Service revenue decreased 4%, or $700,000, to $16.7 million in 2003 as compared to $17.4 million in 2002. Maintenance revenue increased 5%, or $700,000, to $13.9 million in 2003 as compared to $13.2 million in 2002. This increase was primarily attributable to an increase in renewals of existing maintenance contracts due to a larger base of licenses. Recognized maintenance revenue is being amortized over the contract period, which is predominately a 12-month period. Training and consulting revenue decreased 33%, or $1.4 million, to $2.8 million in 2003 as compared to $4.2 million in 2002. This decrease was primarily due to the continued difficult economic conditions in 2003, which caused a decrease in bookings and delivery of training and consulting engagements.

It is difficult to determine if we will be able to continue to grow training and consulting revenue in the future or if we will be able to renew maintenance contracts at the same level as we have done in the past.

***Vendor Consideration to a Customer***

Vendor considerations to a customer consist of the Company's commitment to making payments to several vendors, resellers and distributors. Under EITF Issue No. 01-9 (see Note 1 to the Consolidated Financial Statements), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)", these payments are considered to be a reduction of revenue and are presented in our statement of operations as such for 2004, 2003 and 2002. Vendor considerations to a customer decreased 4%, or $7,000, to $154,000 during 2004 as compared to $161,000 in 2003. This decrease is primarily attributed to a reduction in the number of deals to which a referral fee applied. The reported amount of $161,000 for 2003 was net of a $175,000 refund of previously paid vendor considerations.

Vendor considerations to a customer decreased 85%, or $917,000, to $161,000 in 2003 as compared to $1.1 million in 2002. This decrease was mainly due to a one-time payment of $1.0 million that the Company made to IBM in January 2002, partially offset by a $175,000 refund of this one-time payment in October 2003. On March 21, 2003, IBM notified us that the Infrastructure and Systems Management Division of Global Services would no longer be selling hosted services for application performance monitoring and scalability testing. In October 2003, we negotiated the termination of this portion of the IBM contract and the return of $175,000 of the consideration not spent by IBM in the deployment of this service.

***Cost of Software***

Cost of software includes documentation, product packaging and shipping, product media, employment costs for processing and distribution, amortization of capitalized technology and royalties due to third parties for their software that we embed in our products. Cost of software decreased 9%, or $33,000, to $352,000 in 2004 as compared to $385,000 in 2003. As a percent of software revenues, cost of software was 2% in 2004 as compared to 3% in 2003. This decrease is mainly attributed to a $43,000 decrease in royalty expense due primarily to reduced sales of products covered under an OEM agreement with T-Plan Ltd.

Cost of software decreased 48%, or $355,000, to $385,000 in 2003 as compared to $740,000 in 2002. As a percent of software revenues, cost of software was 3% in 2003 as compared to 6% in 2002. This decrease was primarily attributable to a reduction of $50,000 in personnel-related costs due to a reduced number of employees, a reduction of $85,000 in reseller referral fee commissions, and a reduction of $162,000 in royalty expenses. The decrease in royalty expense was primarily due to the fact that during 2003 we were able to renegotiate our contract with T-Plan Ltd, resulting in a reduced royalty rate for 2003. As a result of this, T-Plan Ltd royalties were $175,000 in 2003 as compared with $315,000 in 2002.

***Cost of Services***

Cost of services consists principally of salaries and benefits for our customer service and technical support staff, which staff provides services under maintenance contracts, and for our training and consulting staff, as well as third party consulting fees and the cost of materials and facilities used for training customers. Cost of services as a percentage of services revenue varies based on the profitability of individual consulting engagements and the utilization rate of in-house consultants versus the use of higher cost outside contract consultants. Cost of services decreased 2%, or $100,000, to $4.9 million in 2004 as compared to $5.0 million in 2003. As a percent of service revenue, cost of services was 27% in 2004 as compared to 30% in 2003. Cost of training and consulting decreased 13%, or $300,000, to $2.1 million during 2004 as compared to $2.4 million in 2003. This decrease was mainly attributed to a decrease of $196,000 in personnel cost due to a reduced number of employees, a decrease of $78,000 in allocated facility expenses and a decrease of $77,000 in depreciation expense resulting from more fully depreciated assets in 2004. These decreases were partially offset by an increase of $77,000 in outsourcing expense due to our growth in services and an increase of $52,000 in travel. Cost of maintenance increased 8%, or $200,000, to $2.8 million during 2004 as compared to $2.6 million in 2003. This increase is primarily attributed to an increase of $218,000 in exchange rate translation in the European market of our foreign technical support operations and an increase of $79,000 associated with an incentive bonus program that was reinstituted by the Company at the beginning of the second quarter of 2004 for all non-commissioned employees. This increase was partially offset by a decrease of $59,000 in personnel-related costs due to a reduced number of employees and a decrease of $56,000 in depreciation expense.

Cost of services decreased 6%, or $300,000, to $5.0 million in 2003 as compared to $5.3 million in 2002. As a percent of service revenue, cost of services was 30% in 2003 as compared to 30% in 2002. Cost of training and consulting decreased 8%, or $200,000, to $2.4 million in 2003 as compared to $2.6 million in 2002. The decrease in cost of training and consulting of $200,000 was primarily attributed to a decrease of $110,000 in outsourced expense due to a decline in training and consulting revenue and a decrease of $169,000 in allocated facility-related cost due to the restructuring actions in 2002. These decreases were partially offset by an increase of $70,000 in commissions because more employees were covered by the plan in 2003. The decrease in cost of training and consulting for the year ended December 31, 2003 of $200,000 is significantly less than the $1.4 million reduction in training and consulting revenue due to the fact that the majority of these fixed costs are related to personnel, which remained steady, resulting in a significant decrease in gross margin percentage. Cost of maintenance decreased 4%, or $100,000, to $2.6 million in 2003 as compared to $2.7 million in 2002. An increase of $146,000 in exchange rate translation in the European market of our foreign technical support operations and an increase of $44,000 in personnel-related costs were offset by a decrease of $86,000 in telephone expenses due to cost saving measures in 2002 and a decrease of $112,000 in depreciation as a result of fully depreciated assets in our Northern Ireland technical support center.

***Sales and Marketing***

Sales and marketing expenses consist primarily of salaries and benefits, commissions, travel costs, promotional marketing programs and allocated facility costs. Marketing programs include advertising, public relations, direct mail programs, seminars and trade shows. Total sales and marketing expense decreased 1%, or $100,000, to $14.0 million during 2004 as compared to $14.1 million in 2003. As a percent of net revenue, total sales and marketing expense was 42% for 2004 as compared to 48% for

2003. Sales expense decreased 10%, or $1.3 million, to $11.4 million during 2004 as compared to $12.7 million in 2003. This decrease was primarily due to a reduction of $908,000 in personnel-related costs due to a reduced number of employees, a decrease of $248,000 in allocated facility expenses, and a decrease of $244,000 in depreciation expense resulting from more fully depreciated assets in 2004. These decreases were partially offset by an increase of $242,000 in the exchange rate translation in the European market of our foreign sales operations. Marketing expense increased 86%, or $1.2 million, to $2.6 million during 2004 as compared to $1.4 million in 2003. This increase was primarily attributed to an increase of $717,000 in personnel-related costs due to an increased number of employees, an increase of $91,000 associated with an incentive bonus program that was reinstituted by the Company at the beginning of the second quarter of 2004 for all non-commissioned employees, and increase of $87,000 in allocated facility expenses due to a slight increase in the headcount percentage in marketing relative to our total employees in fiscal 2004, and an increase of $227,000 in marketing programs. We plan to continue to tightly control the level of expenses for marketing programs, but further reductions to these programs may have an adverse effect on our business by not creating enough leads to generate incremental sales revenue.

Total sales and marketing expense decreased 9%, or $1.4 million, to $14.1 million in 2003 as compared to $15.5 million in 2002. As a percent of net revenue, total sales and marketing expense was 48% for 2003 as compared to 52% for 2002. Sales expense decreased 3%, or $400,000, to $12.7 million in 2003 as compared to $13.1 million in 2002. The decrease in total sales expense of $400,000 was due to a decrease of $628,000 in personnel-related cost and a decrease of $187,000 in travel cost due to a reduced number of employees, and a decrease of $255,000 due to allocated facility-related costs associated with the restructuring actions of excess office space in 2002. These decreases were partially offset by an increase of $266,000 in commissions due to a change in the commission plan from 2002 and several employees exceeding quota and an increase of $306,000 in the exchange rate translation in the European market of our foreign sales operations. Marketing expense decreased 42%, or $1.0 million, to $1.4 million in 2003 as compared to $2.4 million in 2002. This decrease was primarily attributed to a decrease of $748,000 in personnel-related costs and $102,000 in travel costs associated with a reduced number of employees, a decrease of $289,000 in allocated facility-related costs associated with the restructuring of excess office space in 2002, partially offset by an increase of $145,000 in marketing programs which includes advertising, promotional materials, creative services and trade shows.

We anticipate that sales and marketing expenses will continue to be a large percent of total expenses for Segue, although their percent to total revenue may vary in the future, as we try to grow revenue faster than expenses.

***Research and Development***

Research and development expenses consist primarily of salaries, benefits and allocated facility costs. To date, all of Segue's internal costs for research and development have been charged to operations as incurred, since amounts of software development costs qualifying for capitalization have been insignificant. Research and development expense increased 12%, or $700,000, to $6.6 million during 2004 as compared to $5.9 million in 2003. This increase was primarily attributable to an increase of $277,000 in personnel-related costs due to an increased number of employees, an increase of $243,000 associated with an incentive bonus program that was reinstituted by the Company at the beginning of the second quarter of 2004 for all non-commissioned employees, and an increase of $342,000 due to rate valuation of the U.S. dollar to the European euro, as a substantial portion of our research and development expenses were from our Austrian subsidiary. This increase was partially offset by a decrease of $114,000 in depreciation expense resulting from more fully depreciated assets in 2004.

Research and development expense increased 4%, or $200,000, to $5.9 million in 2003 as compared to $5.7 million in 2002. This increase was primarily attributable to an increase of $132,000 in consulting and temporary personnel costs and an increase of $542,000 in the exchange rate translation due to the stronger euro. These increases were partially offset by a decrease of $235,000 in facility-related costs due to the restructuring of excess office space in 2002 and a decrease of $154,000 due to personnel-related costs attributable to fewer employees.

### *General and Administrative*

General and administrative expenses consist primarily of salaries and benefits for executive, finance, legal, information technology, human resources and administrative personnel, professional fees, system support costs, allocated facility costs and other general corporate expenses. General and administrative expense increased 7%, or $400,000, to $4.7 million during 2004 as compared to $4.4 million in 2003. This increase was primarily attributable to an increase of $113,000 in personnel-related costs due to an increased number of employees, an increase of $195,000 associated with an incentive bonus program that was reinstituted by the Company at the beginning of the second quarter of 2004 for all non-commissioned employees and an increase of $278,000 in professional services due to increased audit, legal and bank fees. These increases were partially offset by a decrease of $154,000 in recruiting expense primarily associated with the CEO search in 2003, a decrease of $105,000 in depreciation expense associated with more fully depreciated assets in 2004 and a decrease of $74,000 in the foreign currency transaction expense.

General and administrative expense decreased 19%, or $1.0 million, to $4.4 million in 2003 as compared to $5.4 million in 2002. This decrease was primarily attributed to a decrease of $264,000 in personnel-related costs due to a reduced number of employees, a decrease of $436,000 in allocated facility-related costs due to the restructuring of excess office space in 2002, a decrease of $551,000 in legal expense due to the settlement of several employment issues and completed sub-lease negotiations in 2002, and a decrease of $82,000 in foreign currency transaction expense. These reductions were offset by an increase of $244,000 in bad debt as compared to several large recoveries in 2002 and an increase of $174,000 due to recruitment charges incurred relating to the CEO search.

### *Restructuring Charges*

There were no restructuring charges recorded during 2004. Total restructuring charges were $725,000 for the year ended December 31, 2003, or 2% of net revenue, compared to $1.2 million for the year ended December 31, 2002, or 4% of net revenue. During the fourth quarter of 2003, Segue executed a restructuring plan and incurred charges of approximately $725,000 for severance and other employee-related costs. This restructuring plan included the termination of eight employees, including three senior vice presidents. The restructuring costs of approximately $725,000 were paid in full during the year ended December 31, 2004. During the first quarter of 2003, the entire $82,000 balance that was accrued at December 31, 2002 for the remaining severance and termination benefits associated with the restructuring actions from 2002 was paid in full. At March 31, 2003, we had fulfilled all our liabilities related to severance and other employee related costs associated with all of the restructuring actions from prior years.

During the first quarter of 2002, Segue executed a restructuring plan, which included a reduction in workforce of approximately 5% in the quarter. As a result, Segue recognized restructuring and other charges of approximately $683,000. The restructuring charges included approximately $559,000 for severance and other employee-related costs for the termination of 12 employees, including two senior vice-presidents and approximately $124,000 for facility-related costs. The facility related costs included the accrual of estimated lease obligations associated with the excess office facilities in our Lexington office, net of anticipated subleasing income. During the second quarter of 2002, the Company accrued an additional $147,000 for restructuring charges. These restructuring charges reflected an incremental estimated loss associated with additional excess space that the Company made available in its Lexington facility, in anticipation of a sublease transaction that the Company was negotiating. In the third quarter of 2002, Segue recorded a restructuring charge of $373,000 for an increase in the estimate of the loss associated with excess office facilities, due to a delay in the signing of the restructured sublease. During the fourth quarter, the Company reached a verbal agreement with the parties' involved and no additional charges were accrued. On January 24, 2003, the parties consummated the agreements to the restructured sublease effective November 15, 2002. During 2002, we paid approximately $640,000 for the severance and termination benefits associated with the restructuring activities from the current and prior years. As of December 31, 2002, the accrued balance was approximately $82,000 for severance and benefits related to restructuring activities.

***Interest and Other Income (Expense)***
Interest and other income and expense consists primarily of interest earned on cash, cash equivalents and short-term investment balances. Interest and other income, net increased 125%, or $60,000, to $108,000 during 2004 as compared to $48,000 in 2003. This increase is primarily attributed to an increase of $46,000 in interest income on higher balances of cash and cash equivalents in 2004 in comparison to the same period in 2003 and an increase of $20,000 in other income which was related to the settlement of a minor sublease issue during the first quarter of 2004.

Interest and other income, net decreased 48%, or $45,000, to $48,000 in 2003 as compared to $93,000 in 2002. The decrease was primarily attributed to a decrease in interest income due to a decline in interest rates in 2003 as compared to 2002.

The Company had no interest expense for the years ended December 31, 2004, 2003 and 2002. Segue carries no debt.

***Provision For Income Taxes***
Provisions for federal, foreign and state income taxes decreased 64%, or $63,000, to $35,000 during 2004 as compared to $98,000 in 2003. The decrease was primarily attributed to a foreign grant for research and development tax credit and a prior year adjustment in foreign tax provisions. The Company did not incur current federal taxes on income for the fiscal year ended December 31, 2004 based on differences between book and taxable income and the utilization of federal tax net operating loss carryforwards.

Provisions for foreign and state incomes taxes decreased 41%, or $68,000, to $98,000 in 2003 as compared to $166,000 in 2002. The reduction in 2003 is primarily due to certain foreign taxes that included a newly introduced research and development tax credit grant.

There was no tax benefit for losses generated in the United States in any period due to the uncertainty of realizing such benefits. Management has evaluated the positive and negative evidence impacting the ability to realize its deferred tax assets. Based on the weight of the available evidence, it is more likely than not that all of the deferred tax assets will not be realized and, accordingly, the deferred tax assets have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis.

**Liquidity and Capital Resources**

At December 31, 2004, our principal sources of liquidity consisted of $11.0 million of cash and cash equivalents, compared to $7.5 million and $5.3 million at December 31, 2003 and 2002, respectively. An additional $770,000 of restricted cash was posted in late 2002 as security for the letter of credit related to our restructured sublease for our Lexington headquarters and will reduce, by formula, to zero by August 2005. This restricted cash is shown in other assets on our balance sheet and was reduced to $440,000 in 2004 as compared to $770,000 in 2003 and 2002.

Our operating activities generated cash of $2.9 million in 2004, as compared to $32,000 cash generated in 2003. In 2004, cash generated primarily resulted from our net income during the period and the positive impact of non-cash items such as depreciation and amortization expense, and an increase in deferred revenue and accounts receivable, offset by a decrease in accrued expenses and accounts payable.

Our investing activities utilized cash of $48,000 in 2004, compared to cash generated of $112,000 in 2003. Cash used in 2004, primarily came from the result of the purchase of replacement computers and equipment, partially offset by a decrease in other assets as a result of the reduction to restricted cash mentioned above. In the future, we may need to make increased expenditures on property and equipment as present equipment ages.

Our financing activities generated cash of $576,000 in 2004, compared to $1.7 million in 2003. Cash generated in 2004, primarily came from the issuance of common stock under our employee stock option and stock purchase plans. During 2003, the Company completed two separate preferred stock offerings which generated $1.5 million in cash, in addition to the increase from the issuance of common stock under our employee stock option and stock purchase plans. On October 21, 2003, the Company completed a preferred stock offering of 166,667 shares of Preferred C Stock to S-7 Associates and Dr. Howard Morgan and received $500,000 as proceeds from such offering. On November 25, 2003, the Company received $1.0 million in proceeds from the sale of 333,333 shares of Preferred C Stock to a private investor. Please refer to Note 5 to the Company's Consolidated Financial Statements contained in this Form 10-K for more detailed financial information about this transaction.

Long-term cash requirements, other than for normal operating expenses and those described above are anticipated for the development of new software products and enhancements of existing products, and the possible acquisition of software products or technologies complementary to our business.

We have reduced our workforce and overhead expenses as described above and minimized capital spending and other uses of cash. However, in order to sustain profitability and to continue positive cash flow from operations, we must maintain or increase our revenue from current levels.

Assuming that we can execute our current plans to maintain or grow revenue through our restructured sales program, our focus on enterprise customers, and our introduction and success of new and enhanced products, and the business climate for IT spending does not worsen, we believe that with the funding described above, plus current cash and cash equivalents, we will have sufficient resources to meet our working capital and debt requirements for at least the next twelve months. However, if we are not able to maintain current business levels or the economy worsens, we may need to take other actions in order to fund our working capital requirements.

Additionally, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, and classification and amounts of liabilities that might be necessary should Segue be unable to continue funding its operations.

To date, inflation has not had a material impact on our financial results.

**Risks and Factors That May Affect Future Results**

Set forth below are certain risk factors that could harm our business prospects, results of operations and financial condition. You should carefully read the following risk factors, together with the financial statements, related notes and other information contained in this Form 10-K. This Form 10-K contains forward-looking statements that contain risks and uncertainties. Please refer to the discussion of "Forward-Looking Statements" on page 1 in connection with your consideration of the risk factors and other important factors that may affect future results described below.

***Our results may fluctuate.*** Our revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our revenue may fluctuate significantly for several reasons, including: the timing and success of introductions of our new products or product enhancements or those of our competitors; changes in the general business climate, including the uncertainty of IT spending; competition and pricing; customer order deferrals or reductions in the size of individual orders as a result of general business conditions; ability to increase sales from enterprise companies; and general economic conditions. Substantial portions of our operating expenses are related to personnel, facilities and marketing and sales programs. The level of spending for such expenses can not be adjusted quickly and is based, in significant part, on our expectations of future revenues. If actual revenue levels are below management's expectations, results of operations are likely to be adversely affected.

Furthermore, we have often recognized a substantial portion of our product license revenues in the last month of a quarter, with these revenues frequently concentrated in the last weeks or days of a quarter. As a result, product license revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter and revenues for any future quarter are not predictable with any significant degree of accuracy. We typically do not experience order backlog. For these reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

***We may not be profitable in the future.*** For the fiscal year ended December 31, 2004, we reported net income of approximately $2.5 million. Prior to the fiscal year ended December 31, 2004, we generally experienced losses. Prior losses have resulted in an accumulated deficit of approximately $56.1 million as of December 31, 2004. It is uncertain whether we can maintain profitability in the future.

For the fiscal year ended December 31, 2004, we had total revenue of $33.0 million versus $29.2 million in the fiscal year ended December 31, 2003. We continue to aggressively monitor our expenses and conserve cash. Despite these cost saving measures, our future profitability remains uncertain because of, among other items, the uncertainty of our revenue from quarter to quarter. Failure to maintain profitability may adversely affect the market price of our common stock.

***Business conditions and Information Technology (IT) spending could cause a decline in revenue.*** The level of future IT spending remains uncertain. This is particularly true in light of the changes in the general business climate in recent years. If IT spending does not increase, our ability to generate revenues may be diminished and, as a result, may be adversely impacted.

***We may not derive substantial incremental revenue from our alliances and SilkElite Partner Program.*** In an effort to augment product revenue derived from the efforts of our direct sales force, we have focused on expanding our key strategic alliances and on building a successful SilkElite™ Partner Program. To date, we have established alliances with PeopleSoft®, Keynote® Systems, Borland® Software and Microsoft®.

In an effort to further enhance the success of the SilkElite Partner Program, we hired a new Vice President of Channel Sales and Strategic Partnerships in late 2004. The effect of this new position on our SilkElite Partner Program is uncertain.

The SilkElite Partner Program focuses on resellers, consulting partners and distributors. SilkElite partners resell our products, refer business to us and use our software products in the delivery of consulting services. The SilkElite Partner Program accounted for 16% of total revenue for the year ended December 31, 2004 versus 15% for the year ended December 31, 2003. The success of our strategic alliances and the SilkElite Partner Program is uncertain, however, and such success faces strong competition, and takes time and significant resources to develop. Should we fail to generate substantial incremental revenue from our strategic alliances or our SilkElite Partner Program, our financial results and stock price may be adversely affected.

***Our future success will depend on our ability to respond rapidly and effectively to technological and other market changes, including the successful introduction of new and enhanced products.*** The nature of the automated software testing, performance management and application monitoring markets in which we compete is characterized by rapidly changing technology, rapidly evolving customer needs and desires, changes in industry standards and practices and frequent releases of new product or enhancements by competitors. To be competitive, we feel we need to develop and introduce product enhancements and new products that address the increasingly sophisticated and varied needs of our existing and potential customers. For the fiscal year ended December 31, 2004, over 92% of our product revenues were generated from our SilkPerformer® and SilkTest® products, as compared with over 90% in same period last year. During the quarter ended March 31, 2004, we released SilkPerformer 6.5, the newest version of our enterprise-class load and stress-testing tool. During the quarter ended June 30, 2004, we released SilkCentral™ Test Manager 7.0 and SilkTest 7.0, our newest versions of comprehensive test management and functional testing software. During the fourth quarter of 2004, we released SilkCentral™ Performance Manager 2.7, the newest version of our application performance management software for monitoring the performance of applications in production. If these new products are not successful, if we fail to continue to develop and introduce new products and enhancements on a timely basis, or if we fail to maintain our level of product revenue from SilkPerformer and SilkTest our business and the results of our operations may be adversely affected.

***We may face liquidity issues.*** We have taken steps to conserve our use of cash, including significantly reducing headcount, infrastructure and other expenses, and limiting capital expenditures in order to improve our liquidity and to achieve greater efficiencies. We believe that, based on expense savings and the growth of our revenue in the fiscal year ended December 31, 2004, future sales at or above current levels should be sufficient to allow us to continue our positive cash flow. For the fiscal year ended December 31, 2004, we generated $3.5 million in overall positive cash flow. Our total net revenue of $33.0 million for such period was approximately 13% greater than for the same period last year. If we fail to maintain or grow revenue, we may have to raise additional financing to fund working capital needs. If we fail to generate substantial incremental revenue, or if we are not successful in raising additional financing on terms acceptable to us, we may not have sufficient working capital resources and our business may be adversely affected.

***Our stock price may be volatile.*** The market price of our common stock is subject to significant fluctuations. The market price of our common stock may be significantly affected by the announcement of new products, product enhancements or technological innovation by us or our competitors, changes in our or our competitor's results of operations, changes in revenue, revenue growth rates and revenue mix, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. In addition, the capital stocks of technology stocks in general have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of our commons stock could be adversely affected by such fluctuations.

***We face significant competition from other software companies.*** The market for Web-based software quality management and testing and monitoring tools is intensely competitive and subject to rapid technological change. We expect competition to intensify even further in the future. We currently encounter competition from a number of public and private companies, including Mercury Interactive Corporation, IBM-Rational, Compuware Corporation and Empirix. Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, and significantly greater financial, technical and marketing resources than we do. Therefore, our competitors may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements or may be able to devote greater resources to the promotion and sale of their products than we can. An increase in competition could result in price reductions and loss of market share. Such competition and any resulting reduction in profitability may have a material adverse effect on our business, operating results and financial condition.

***Our business could be adversely affected if our products contain errors.*** Software products as complex as ours may contain undetected errors or "bugs" which result in product failures. The occurrence of errors could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, significant repair and replacement costs, injury to our reputation, or damage to our efforts to build brand awareness, any of which may have a material adverse effect on our business, operating results and financial condition.

***We must hire and retain skilled personnel in a difficult economic environment.*** Qualified personnel remain in demand throughout the software industry. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers and other senior personnel. The failure to attract and retain the highly skilled personnel that are integral to our direct sales, product development, service and support teams may limit the rate at which we can generate sales and develop new products or product enhancements. Our ability to retain our qualified staff may be further impacted by our financial results during 2005 or in the future. All of this may have a material adverse effect on our business, operating results and financial condition.

***Our earnings may be adversely affected by the new accounting treatment for stock options and we may be forced to change our employee compensation and benefits practices.*** On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement 123R, *Share-Based Payment*, that addresses the accounting for share-based awards to employees, including employee-stock-purchase-plans (ESPPs). Statement 123R requires entities to recognize the fair value of stock options and other stock-based compensation to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires instead, that such transactions, be accounted for using a fair-value-based method. The requirements in Statement 123R are effective for public companies as of the beginning of the first interim or annual period beginning after June 15, 2005. Therefore, the adoption of Statement 123R will have a material effect on the Company's consolidated financial statements. Also, we may consider changing our employee compensation and benefits practices in a manner that may adversely impact our ability to retain existing employees and attract qualified candidates.

***We face many risks associated with international business activities.*** We derived approximately 21% of total revenue from international customers in the fiscal year ended December 31, 2004, as compared with 18% in the same period last year. The international market for software products is highly competitive and we expect to face substantial competition in this market from established and emerging companies. We face many risks associated with international business activities including currency fluctuations, imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, tailoring of products to local requirements, trade restrictions, changes in tariffs and taxes, difficulties in staffing and managing international operations, longer accounts receivable payment cycles and the burdens of complying with a wide variety of foreign laws and regulations. In particular, currency fluctuations can have a significant impact on our foreign operating expenses. Continued growth of international sales is important to our growth and the stability. To the extent we are unable to continue to expand international sales in a timely and cost-effective manner, our business may be materially adversely affected.

***Our success depends on our ability to protect our software and other proprietary technology.*** The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. Although we have taken steps to protect our proprietary technology, these efforts may be inadequate. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to protect our proprietary rights in our products. Currently, we have three issued patents and five are pending. There can be no assurance that these patents would be upheld if challenged. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our intellectual property. If we were to discover that any of our products violated third party proprietary rights, there can be no assurance that we would be able to obtain licenses on commercially reasonable terms to continue licensing our software without substantial reengineering or that any effort to undertake such reengineering would be successful. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract management resources from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages or result in an injunction. Any of these events may have a material adverse effect on our business, operating results and financial condition.

## *ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

***Interest Rate Risk.*** Segue is exposed to market risk from changes in interest rates primarily through its investing activities. In addition, our ability to finance future transactions may be impacted if we are unable to obtain appropriate financing at acceptable rates. Our investing strategy to manage interest rate exposure is to invest in short-term, highly secure and liquid investments. We maintain a portfolio of highly liquid cash equivalents and short-term investments (primarily in high-grade corporate commercial and government paper). As of December 31, 2004, we had no short-term investments, only cash and cash equivalents.

***Foreign Currency Risk.*** Segue faces exposure to movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on our business, financial condition and results of operations. We do not use derivative financial instruments or other financial instruments to hedge economic exposures or for trading. Historically, our primary currency exposures have been related to the operations of our foreign subsidiaries. For the twelve-month period ended December 31, 2004, we incurred a transaction and re-measurement expense of approximately $94,000 compared to an expense of approximately $175,000 for the twelve-month period ended December 31, 2003. As of December 31, 2004, the cumulative translation of foreign currency changes recorded in stockholders' equity was $429,000.

## *ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Financial statements required pursuant to this Item 8 are presented beginning on page F-1 of this Annual Report on Form 10-K.

## *ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There were no changes in and disagreements with our Accountants on accounting and financial disclosures.

## *ITEM 9A. CONTROLS AND PROCEDURES*

### Evaluation of Disclosure Controls and Procedures

As required by new Rule 13a-15 under the Securities Exchange Act of 1934, as of December 31, 2004 we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. In designing and evaluating our disclosure controls and procedures, we and our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the date of completion of the evaluation, our disclosure controls and procedures were reasonably effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. In connection with the new rules, we will continue to review and document our disclosure controls and procedures, including our internal controls and procedures for financial reporting, on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

### Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### *ITEM 9B. OTHER INFORMATION*

None.

## PART III

### *ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

The Company will furnish to the SEC a definitive Proxy Statement (the Proxy Statement) not later than 120 days after the close of the fiscal year ended December 31, 2004. The information required by this Item 10 concerning Segue's directors and officers is incorporated by reference to the information under the heading, "Election of Directors – Information Regarding the Nominees and Executive Officers" in the Proxy Statement.

### *ITEM 11. EXECUTIVE COMPENSATION*

The information required by this Item 11 is incorporated by reference to the Proxy Statement under the heading, "Compensation of Directors and Executive Officers."

### *ITEM 12. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS AND RELATED STOCKHOLDER MATTERS*

Certain information required by this Item 12 is incorporated by reference to the Proxy Statement under the heading, "Security Ownership of Management and Certain Beneficial Owners." In addition, certain information required by this Item 12 is included in this report in Item 5.

### *ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this Item 13 is incorporated by reference to the Proxy Statement under the heading "Directors and Executive Officers."

### *ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this Item 14 is incorporated by reference to the Proxy Statement under the heading "Fees Billed by Independent Auditors."

## PART IV

### *ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this report:

1. **Financial Statements.** The following financial statements of Segue Software, Inc. are filed as a part of this report:

2. **Financial Statement Schedules.** All schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. **Exhibits.** Documents listed below identified by asterisks are being filed as exhibits herewith. Documents that are identified by footnotes are being filed as exhibits herewith and, pursuant to Rule 12b-32 of the General Rules and Regulations promulgated by the Commission under the Securities Exchange Act of 1934 (the Act) reference is made to such documents as previously filed as exhibits with the Commission. The Company's file number under the Act is 0-27794.

| Exhibit Number | Footnote | Description of Exhibits |
|---|---|---|
| 3.1 | (1) | Restated Certificate of Incorporation (Exhibit 3.2 of Registration Statement on Form S-1 (File No. 333-1488)) |
| 3.2 | (1) | By-Laws (Exhibit 3.3 of Registration Statement on Form S-1 (File No. 333-1488)) |
| 3.3 | (14) | Certificate of Designation of Series B Preferred Stock |
| 3.4 | (15) | Certificate of Designation of Series C Preferred Stock |
| 4.1 | (1) | Specimen Certificate representing the Common Stock (Exhibit 4.2 of Registration Statement on Form S-1 (File No. 333-1488)) |
| 10.1 | (1) | Segue Software, Inc. 1996 Amended and Restated Incentive and Non-Qualified Stock Option Plan |
| 10.2 | (1) | Segue Software, Inc. 1996 Employee Stock Purchase Plan |
| 10.3 | (1) | Form of Shareholder Rights Agreement, dated as of February 8, 1996, entered into between the Registrant and certain of its stockholders (Exhibit 10.9 of Registration Statement on Form S-1 (File No. 333-1488)) |
| 10.4 | (1) | Form of Indemnification Agreement between the Registrant and its directors and officers (Exhibit 10.10 of Registration Statement on Form S-1 (File No.333-1488)) |
| 10.5 | (2) | Amendment to Segue Software, Inc. 1996 Amended and Restated Incentive and Non-Qualified Stock Option and Grant Plan |
| 10.6 | (3) | Agreement and Plan of Merger by and among the Registrant, SGE Merger Corp. and SQL Bench International, Inc. and the Stockholders of SQLBench International Inc, dated as of December 30, 1997 |
| 10.7 | (3) | Asset Purchase Agreement by and among the Registrant, ARC-Dr. Ambichl & Dr. Reindl Communication GmbH and the Stockholders of ARC-Dr. Ambichl & Dr. Reindl Communication GmbH dated as of December 30, 1997 |
| 10.8 | (3) | Segue Software, Inc. Special Termination and Vesting Plan adopted February 5, 1997 |
| 10.9 | (4) | Sublease Agreement dated March 31, 1998 by and between MediaOne of Delaware, Inc. and the Registrant |
| 10.10 | (5) | Second Amendment to Segue Software, Inc. 1996 Amended and Restated Incentive and Non-Qualified Stock Option Plan |
| 10.11 | (5) | Amendment to Segue Software, Inc. 1996 Employee Stock Purchase Plan |
| 10.12 | (6) | 1998 Employee Stock Option Plan |
| 10.13 | (7) | Agreement and Plan of Merger by and among the Registrant, SSI Merger Corp. and Eventus Software, Inc. and the Stockholders of Eventus Software, Inc. dated as of December 3, 1998 |
| 10.14 | (8) | Agreement and Plan of Merger by and among the Registrant, SBW Merger Corp. and Black & White Software, Inc. and the Stockholders of Black & White dated as of December 31, 1998 |
| 10.15 | (9) | Amendment to Segue Software 1998 Employee Stock Option Plan, as of December 17, 1999 |
| 10.16 | (9) | Lease Agreement dated November 5, 1999 by and between Albright Properties and the Registrant |
| 10.17 | (10) | Third Amendment to Segue Software, Inc. 1996 Amended and Restated Incentive and Non-Qualified Stock Option Plan |
| 10.18 | (10) | Second Amendment to Segue Software, Inc. 1996 Employee Stock Purchase Plan |

| Exhibit Number | Footnote | Description of Exhibits |
|---|---|---|
| 10.19 | (11) | Second Amendment to Sublease Agreement dated June 27, 2000 between Sublandlord, Media One of Delaware, Inc. and the Registrant |
| 10.20 | (11) | Third Amendment to Sublease Agreement dated February 28, 2001 between Sublandlord, Media One of Delaware, Inc. and the Registrant |
| 10.21 | (12) | Third Amendment to Segue Software, Inc. 1996 Employee Stock Purchase Plan |
| 10.22 | (14) | Fourth Amendment to Sublease Agreement, dated November 15, 2002, between Sublandlord, ComCast (Media One of Delaware, Inc.) and the Registrant |
| 10.23 | (14) | Series B Preferred Stock Purchase Agreement, dated March 22, 2002, by and among the registrant and S-7 Associates, LLC |
| 10.24 | (14) | Registration Rights Agreement, dated March 22, 2002, by and among the registrant and S-7 Associates, LLC |
| 10.25 | (15) | Series C Preferred Stock Purchase Agreement, dated October 21, 2003, by and among the registrant, S-7 Associates, LLC, and Howard Morgan |
| 10.26 | (15) | Amended and Restated Registration Rights Agreement, dated October 21, 2003, by and among the registrant, S-7 Associates, LLC, and Howard Morgan |
| 10.27 | (16) | Second Amended and Restated Registration Rights Agreement, dated November 24, 2003, by and among the registrant, S-7 Associates, LLC, Howard Morgan and Isaac Mayer |
| 10.28 | (16) | Series C Preferred Stock Purchase Agreement, dated November 24, 2003, by and among the registrant and Isaac Mayer |
| 10.29 | (17) | Voting Agreement, dated as of December 22, 2004, by and between the Company, S-7 Associates, LLC and James Simons |
| 10.30 | (17) | Form of Non-Qualified Stock Option Agreement used to grant options to the Company's Directors |
| 10.31 | (17) | Form of Non-Qualified Stock Option Agreement used to grant options to the Company's executive officers |
| 14.1 | (16) | Code of Business Conduct and Ethics |
| 21.1 | (13) | Subsidiaries of the Registrant |
| *23.1 | | Consent of Independent Certified Public Accountants |
| *31.1 | | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| *31.2 | | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| *32.1 | | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| *32.2 | | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

---

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1, as amended (File No. 333- 1488), which was declared effective on March 28, 1996

(2) Incorporated by reference to exhibit 4.3 filed with the Registrant's Registration Statement on Form S-8 dated August 5, 1997 (File No. 333-32903)

(3) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1997

(4) Incorporated by reference to the exhibits filed with the Registrant's Quarterly Report on Form 10-Q dated August 14, 1998

(5) Incorporated by reference to the exhibits filed with the Registrant's Registration Statement on Form S-8 dated November 23, 1998 (File No. 333-67739)

(6) Incorporated by reference to exhibit 4.3 filed with the Registrant's Registration Statement on Form S-8 dated December 17, 1998 (File No. 333-69105)

(7) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 8-K dated December 17, 1998

(8) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 8-K dated January 14, 1999

(9) Incorporated by reference to the exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-27794)

(10) Incorporated by reference to the exhibits filed with the Registrant's Report on Form S-8 dated August 7, 2000

(11) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 10-K dated March 27, 2001

(12) Incorporated by reference to the exhibits filed with the Registrant's Report on Form S-8 dated June 22, 2001 (File No. 333-63668), see exhibit 4.6 in that Form S-8

(13) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 10-K dated March 29, 2002

(14) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 10-K dated March 27, 2003

(15) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 10-Q dated November 13, 2003

(16) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 10-K dated March 29, 2004

(17) Incorporated by reference to the exhibits filed with the Registrant's Report on Form 8-K dated December 22, 2004

* Filed herewith

## SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 25th day of March, 2005.

SEGUE SOFTWARE, INC.

By: /s/ JOSEPH K. KRIVICKAS
Joseph K. Krivickas,
*President and Chief Executive Officer*

/s/ DOUGLAS ZACCARO
Douglas Zaccaro
*Chief Financial Officer and Treasurer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ JOSEPH K. KRIVICKAS<br>Joseph K. Krivickas | President, Chief Executive Officer and Director (Principal Executive Officer) | March 25, 2005 |
| /s/ DOUGLAS ZACCARO<br>Douglas Zaccaro | Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer) | March 25, 2005 |
| /s/ JAMES H. SIMONS<br>James H. Simons | Chairman of the Board | March 25, 2005 |
| /s/ JOHN R. LEVINE<br>John R. Levine | Director | March 25, 2005 |
| /s/ HOWARD L. MORGAN<br>Howard L. Morgan | Director | March 25, 2005 |
| /s/ ROBERT W. POWERS, JR.<br>Robert W. Powers, Jr. | Director | March 25, 2005 |
| /s/ JYOTI PRAKASH<br>Jyoti Prakash | Director | March 25, 2005 |

## SEGUE SOFTWARE, INC.

## CONSOLIDATED FINANCIAL STATEMENTS TABLE OF CONTENTS

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Segue Software, Inc.

We have audited the accompanying consolidated balance sheets of Segue Software, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Segue Software, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 4, 2005

## SEGUE SOFTWARE, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| | (In thousands, except share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 11,028** | $ 7,495 |
| Accounts receivable, net of allowances of $281 and $268, respectively | **6,421** | 5,607 |
| Other current assets | **1,013** | 1,021 |
| Total current assets | **18,462** | 14,123 |
| Property and equipment, net | **749** | 1,069 |
| Goodwill, net | **1,506** | 1,506 |
| Other assets | **604** | 939 |
| Total assets | **$ 21,321** | $ 17,637 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | **$ 564** | $ 1,004 |
| Accrued compensation and benefits | **1,602** | 1,931 |
| Accrued lease obligations on excess space | **1,059** | 1,554 |
| Accrued expenses | **1,134** | 851 |
| Deferred revenue | **10,524** | 9,015 |
| Total current liabilities | **14,883** | 14,355 |
| Stockholders' equity: | | |
| Preferred stock, 9,000 shares authorized; 921 and 819 shares of Series B and 570 and 508 shares of Series C preferred stock issued and outstanding | **4,726** | 3,884 |
| Common stock, par value $.01 per share; 30,000 shares authorized; 10,195 and 9,926 shares issued | **102** | 100 |
| Additional paid-in capital | **57,959** | 58,160 |
| Cumulative translation adjustment | **429** | 309 |
| Unearned stock-based compensation | **(47)** | — |
| Accumulated deficit | **(56,131)** | (58,571) |
| | **7,038** | 3,882 |
| Less treasury stock, at cost, 145 shares | **(600)** | (600) |
| Total stockholders' equity | **6,438** | 3,282 |
| Total liabilities and stockholders' equity | **$ 21,321** | $ 17,637 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

## SEGUE SOFTWARE, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| | (In thousands, except per share data) | | |
| Revenue: | | | |
| Software | $ 14,644 | $ 12,677 | $ 13,334 |
| Services | 18,516 | 16,713 | 17,432 |
| Gross revenue | 33,160 | 29,390 | 30,766 |
| Less vendor consideration to a customer | (154) | (161) | (1,078) |
| Net Revenue | 33,006 | 29,229 | 29,688 |
| Cost of revenue: | | | |
| Cost of software | 352 | 385 | 740 |
| Cost of services | 4,947 | 5,012 | 5,264 |
| Total cost of revenue | 5,299 | 5,397 | 6,004 |
| Gross margin | 27,707 | 23,832 | 23,684 |
| Operating expenses: | | | |
| Sales and marketing | 14,019 | 14,078 | 15,547 |
| Research and development | 6,610 | 5,879 | 5,696 |
| General and administrative | 4,711 | 4,423 | 5,443 |
| Restructuring charges | — | 725 | 1,203 |
| Total operating expenses | 25,340 | 25,105 | 27,889 |
| Income (loss) from operations | 2,367 | (1,273) | (4,205) |
| Interest and other income, net | 108 | 48 | 93 |
| Income (loss) before provision for income taxes | 2,475 | (1,225) | (4,112) |
| Provision for income taxes | 35 | 98 | 166 |
| Net income (loss) | $ 2,440 | $ (1,323) | $ (4,278) |
| Preferred stock dividend-in-kind | $ 763 | $ 316 | $ 147 |
| Net income (loss) applicable to common shares | $ 1,677 | $ (1,639) | $ (4,425) |
| Net income (loss) per common share — Basic | $ 0.17 | $ (0.17) | $ (0.46) |
| Net income (loss) per common share — Diluted | $ 0.15 | $ (0.17) | $ (0.46) |
| Weighted average common shares outstanding — Basic | 9,932 | 9,723 | 9,562 |
| Weighted average common shares outstanding — Diluted* | 10,834 | 9,723 | 9,562 |

* The assumed conversion of preferred shares into common shares is not included for the fiscal year ended December 31, 2004 because their inclusion would be anti-dilutive.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

## SEGUE SOFTWARE, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

### For the years ended December 31, 2004, 2003 and 2002
(In thousands)

| | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Par Value | Additional Paid-in-Capital | Treasury Stock | Unearned Stock-based Compensation | Accumulated Deficit | Accumulated Other Comprehensive Income/(Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2001** ... | | | 9,599 | $96 | $58,150 | $(600) | | $(52,970) | $(197) | $4,479 |
| Issuance of common stock under stock plans ... | | | 166 | 2 | 203 | | | | | 205 |
| Issuance of preferred stock under stock plans ... | 667 | $ 2,000 | | | | | | | | 2,000 |
| Issuance of preferred stock dividend-in-kind ... | 62 | 147 | | | (147) | | | | | — |
| Net loss ... | | | | | | | | (4,278) | | (4,278) |
| Foreign currency translation adjustment ... | | | | | | | | | 295 | 295 |
| Comprehensive loss ... | | | | | | | | | | (3,983) |
| **Balance at December 31, 2002** ... | 729 | 2,147 | 9,765 | 98 | 58,206 | (600) | | (57,248) | 98 | 2,701 |
| Issuance of common stock under stock plans ... | | | 161 | 2 | 191 | | | | | 193 |
| Issuance of preferred stock under stock plans ... | 500 | 1,500 | | | | | | | | 1,500 |
| Issuance of preferred stock dividend-in-kind ... | 98 | 316 | | | (316) | | | | | — |
| Reclassification of additional paid in capital ... | | (79) | | | 79 | | | | | — |
| Net loss ... | | | | | | | | (1,323) | | (1,323) |
| Foreign currency translation adjustment ... | | | | | | | | | 211 | 211 |
| Comprehensive loss ... | | | | | | | | | | (1,112) |
| **Balance at December 31, 2003** ... | 1,327 | 3,884 | 9,926 | 100 | 58,160 | (600) | | (58,571) | 309 | 3,282 |
| Issuance of common stock under stock plans ... | | | 269 | 2 | 574 | | | | | 576 |
| Unearned stock-based compensation | | | | | 67 | | $ (67) | | | — |
| Issuance of preferred stock dividend-in-kind ... | 164 | 842 | | | (842) | | | | | — |
| Amortization of stock-based compensation ... | | | | | | | 20 | | | 20 |
| Net income, ... | | | | | | | | 2,440 | | 2,440 |
| Foreign currency translation adjustment ... | | | | | | | | | 120 | 120 |
| Comprehensive income ... | | | | | | | | | | 2,560 |
| **Balance at December 31, 2004** ... | 1,491 | $ 4,726 | 10,195 | $ 102 | $57,959 | $ (600) | $ (47) | $ (56,131) | $ 429 | $ 6,438 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

## SEGUE SOFTWARE, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Increase (Decrease) in Cash and Cash Equivalents | Years Ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| | | (In thousands) | |
| Cash flows from operating activities: | | | |
| Net income (loss) | **$ 2,440** | $ (1,323) | $ (4,278) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | **700** | 1,314 | 1,861 |
| Loss on disposal of property and equipment | **20** | — | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | **(693)** | 572 | (527) |
| Other current assets | **28** | (16) | 443 |
| Accounts payable | **(446)** | (284) | (665) |
| Accrued expenses, accrued lease obligations on excess space and accrued compensation and benefits | **(600)** | (646) | (329) |
| Stock-based compensation | **20** | — | — |
| Deferred revenue | **1,416** | 415 | 193 |
| Net cash provided by (used in) operating activities | **2,885** | 32 | (3,302) |
| Cash flows from investing activities: | | | |
| Additions to property and equipment | **(384)** | (243) | (156) |
| Decreases (additions) to other assets | **336** | 355 | (870) |
| Maturities of short-term investments | — | — | 5,749 |
| Purchases of short-term investments | — | — | (800) |
| Net cash provided by (used in) investing activities | **(48)** | 112 | 3,923 |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of preferred stock | — | 1,500 | 2,000 |
| Proceeds from exercise of stock options and stock purchase plan | **576** | 194 | 205 |
| Net cash provided by financing activities | **576** | 1,694 | 2,205 |
| Effect of exchange rate changes on cash | **120** | 322 | 183 |
| Net increase in cash and cash equivalents | **3,533** | 2,160 | 3,009 |
| Cash and cash equivalents, beginning of period | **7,495** | 5,335 | 2,326 |
| Cash and cash equivalents, end of period | **$11,028** | $ 7,495 | $ 5,335 |
| Supplemental disclosure of non-cash investing and financing transactions: | | | |
| Cash paid during the year for taxes | **$ 101** | $ 359 | $ 195 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### *Description of Business*

Segue Software, Inc. and its subsidiaries (Segue®, the Company, the Registrant, or we) deliver software and services that optimize the quality of enterprise software applications. Our products are used by quality assurance professionals, software developers and information technology staff to ensure software quality, reduce development costs, manage the vast and growing number of application components and shorten the cycle time required to develop and deploy mission-critical applications. Segue's products and services provide comprehensive capabilities to test, measure, monitor and manage application quality. Our solutions enable Segue customers to reduce the risk in deploying and operating Web, client/server and legacy applications while providing a fast return on investment. Solutions such as ours are critical components in optimizing the quality of mission-critical applications and ensuring the reliability of infrastructure performance for companies all over the globe.

Software license revenue from our Silk product line represented approximately 44%, 43% and 45% of total revenues in 2004, 2003 and 2002, respectively. Our SilkTest® and SilkPerformer® products combined represented approximately 92%, 90% and 96% of product license sales in 2004, 2003 and 2002, respectively.

### *Operating Matters and Liquidity*

We recorded net income of approximately $2.5 million for the fiscal year ended December 31, 2004. However, prior to the year ended December 31, 2004, the Company incurred losses on an annual basis since it began operations. The Company has an accumulated deficit of approximately $56.1 million at December 31, 2004. As a result, the Company has used significant amounts of cash, cash equivalents and short-term investments to fund its operations over the last several years. However, the Company generated approximately $3.5 million in overall positive cash flow for the twelve months ended December 31, 2004. The cash and cash equivalents balance at December 31, 2004 was $11.0 million versus $7.5 million at December 31, 2003.

Segue management has taken significant steps to streamline its operations over the last several years and will continue to do so as the situation warrants. These steps have included reducing headcount, infrastructure and other expenses and limiting capital expenditures. The Company must maintain or increase revenue from the current levels for Segue to maintain profitability and sustain positive cash flow. Assuming that the Company can execute on current plans to grow revenue, Segue believes there should be sufficient cash to meet its forecasted working capital needs for at least the next twelve months. Delays in the timing of future sales or sales levels below management's expectations may cause the Company to re-evaluate its cash position, adjust its operations and/or take other possible actions.

Long-term cash requirements, other than for normal operating expenses, and for commitments including those detailed in Note 8, are anticipated for the development of new software products and enhancements of existing products, and the possible acquisition of software products or technologies complementary to our business.

The recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet are dependent upon the continued operations of the Company, which in turn are dependent upon Segue's ability to maintain or increase sales and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, and classification and amounts of liabilities that might be necessary should Segue be unable to continue operations.

### *Basis of Presentation and Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Inter-company transactions and balances have been eliminated in consolidation.

### *Revenue Recognition*

The Company follows the guidance in Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended by SOP 98-9, in recognizing revenue on software transactions. SOP 97-2 requires that revenue allocated to software products, specified upgrades and enhancements is recognized upon delivery of the related products, upgrades or enhancements. Revenue allocated by vendor specific objective evidence (VSOE) to post contract customer support (maintenance) is recognized ratably over the term of the support, and revenue allocated by VSOE to service elements (training and consulting) is recognized as the services are performed. The residual method of revenue recognition is used for multi-element arrangements when the VSOE of the fair value does not exist for one of the delivered elements. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

The Company recognizes revenue from software licenses upon the receipt of a signed purchase order contract; product delivery; assessment that collection is probable; and that other revenue recognition criteria of SOP 97-2 are met. The Company's software products do not require significant modification, customization or installation.

Post contract customer support (maintenance) and service revenue (training and consulting) that is not yet earned is included in deferred revenue.

With respect to the determination of VSOE for multi-element arrangements, the Company follows the guidance within paragraph 10 of SOP 97-2. The Company uses the residual method of revenue recognition as provided for in paragraph 12 of SOP 97-2, as amended by SOP 98-9. The Company does a thorough review of the VSOE for maintenance, training and consulting semi-annually. In all instances the VSOE is defined as the objective, verifiable price when the same item is sold separately. The Company determines VSOE for post-contract support (maintenance) using a consistent percentage of list price method for product categories, which approximates the maintenance renewal rates and is considered to be substantive. The Company determines the VSOE for training classes and consulting services using objective verifiable evidence of these items when sold separately.

The Company typically does not grant to its customers a contractual right to return software products. When approved by management, however, the Company has accepted returns of certain software products and has provided an allowance for those specified products. The Company also provides reserves for customer receivable balances that are considered potentially uncollectible. Included in accounts receivable allowances are a sales allowance, provided for expected returns and credits, and an allowance for bad debts.

The following tables set forth the activity in the Company's allowance for bad debts and sales returns:

***Bad Debt Allowance***

| Year Ended: | Balance at the Beginning of the Year | Charges (Credits) to General & Administrative Expense | Other Charges (Credits) | Write-offs, Net | Balance at the End of the Year |
|---|---|---|---|---|---|
| December 31, 2002...... | $ 561,571 | $ (62,233) | — | $ (277,883) | $ 221,455 |
| December 31, 2003...... | $ 221,455 | $ 210,903 | — | $ (188,381) | $ 243,978 |
| **December 31, 2004.....** | **$ 243,978** | **$ 54,448** | **—** | **$ (30,966)** | **$ 267,460** |

***Sales Return Allowance***

| Year Ended: | Balance at the Beginning of the Year | Charges (Credits) to Cost of Product | Reductions (Increases) to Product Revenue | Write-offs, Net | Balance at the End of the Year |
|---|---|---|---|---|---|
| December 31, 2002...... | $ 32,255 | — | $ 97,709 | $ (119,026) | $ 10,938 |
| December 31, 2003...... | $ 10,938 | — | $ 28,157 | $ (15,557) | $ 23,538 |
| **December 31, 2004.....** | **$ 23,538** | **—** | **$ 16,000** | **$ (25,834)** | **$ 13,704** |

### *Research and Development and Software Development Costs*

Research and development expenditures are charged to operations as incurred. Software development costs subsequent to the establishment of technological feasibility are capitalized and amortized to cost of software. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

### *Advertising*

Advertising costs are expensed as incurred. Advertising expense was $182,000, $71,000 and $22,000 in 2004, 2003 and 2002, respectively.

### *Income Taxes*

The Company accounts for income taxes using the asset and liability method, pursuant to which deferred income taxes are recognized, based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company does not provide for U.S. income taxes on the undistributed earnings of foreign subsidiaries, which the Company considers to be permanent investments.

### *Foreign Currency Translation*

The functional currency of the Company's German subsidiary is the euro, effective January 1, 2002. Accordingly, all assets and liabilities of this subsidiary are translated at the current exchange rate at the end of the period and revenues and costs at average rates in effect during the period. The gains and losses from translation of the subsidiary's financial statements are recorded directly into a separate component of stockholder's equity.

The functional currency of all other subsidiaries is the U.S. dollar. Assets and liabilities for these subsidiaries are translated at year-end exchange rates, and revenue and costs at average rates in effect during the period. The gains and losses from translation of these subsidiaries' financial statements are included in the consolidated statement of operations. For the year ended December 31, 2004, the loss from foreign currency included in statement of operations was approximately $94,000. For the years ended December 31, 2003 and 2002, the translation loss amounts were approximately $175,000 and $249,000, respectively.

Transaction gains and losses are included in the consolidated statement of operations.

### *Net Income (Loss) Per Share*

Basic earnings per share (EPS) is based upon the weighted average number of common shares outstanding during the period. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are included in the diluted EPS calculation where the effect of their inclusion would be dilutive. Common equivalent shares result from the assumed exercise of exercisable and vested outstanding stock options, the proceeds of which are then assumed to have been used to repurchase outstanding common stock using the treasury stock method and the assumed conversion of preferred shares into common shares as per the preferred share agreements. The assumed conversion of preferred shares into common shares is not included in the year ended December 31, 2004 because their inclusion would be anti-dilutive.

### *Cash Equivalents and Short-Term Investments*

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Investments with maturities greater than three months are considered to be short-term investments. Short-term investments consist primarily of high-grade commercial paper. The Company classifies its short-term investments as "available for sale" and reports them at fair value. As of December 31, 2004 and 2003, unrealized gains and losses on securities were not material. At December 31, 2004, the Company had no short-term investments.

### *Property and Equipment*

Property and equipment are stated at cost and depreciated on the straight-line basis over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of the assets' useful lives or the term of the related leases. Expenditures for major improvements that substantially increase the useful lives of assets are capitalized. Repair and maintenance costs are expensed as incurred or expensed over the period of time specified under maintenance contracts.

Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss.

### *Goodwill*

As required by Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets", Segue discontinued the amortization of goodwill effective January 1, 2002. Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired. Goodwill resulted from Segue's acquisition of SQLBench in December 1997 and was being amortized using the straight-line method over five years. As further required by SFAS No. 142, Segue performs an analysis of the transitional fair value of the goodwill annually during the fourth quarter and adjusts the value of the goodwill should the calculated transitional fair value of the goodwill be less than that reported on the Company's consolidated balance sheet. During the year ended December 31, 2002, Segue performed an initial analysis of the transitional fair value of the goodwill and re-evaluated the fair value of the goodwill during the fourth quarter of 2002. The analysis demonstrated that no impairment existed at December 31,

2002 and no adjustment was made. Segue re-evaluated the fair value of the goodwill during the fourth quarter of 2004 and 2003. The analysis demonstrated that no impairment existed at December 31, 2004 and 2003 and no adjustment was made. Any future impairment loss that may occur would not exceed $1.5 million, which is the net amount of goodwill that is on the consolidated balance sheet at December 31, 2004.

***Long-Lived Assets***

Long-lived assets to be held and used are recorded at cost. Management reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets is less than the undiscounted expected future cash flows from such assets. Recoverability of these assets is assessed using a number of factors including operating results, business plans, budgets, economic projections and undiscounted cash flows. In addition, the Company's evaluation considers non-financial data such as market trends, product development cycles and changes in management's market emphasis.

***Concentration of Credit Risk***

The Company places its excess cash in cash equivalents and short-term investments, primarily consisting of government securities and commercial paper. There are no significant concentrations in any one issuer of debt securities other than the United States government. The Company places its cash, cash equivalents and investments with financial institutions with high credit standing. The Company has not experienced any significant losses on its cash, cash equivalents and short-term investments to date. The Company believes credit risk with respect to investments of commercial paper is minimal due to the duration of such investments, which are generally less than twelve months. Cash held in foreign banks was approximately $1.6 million and $334,000 at December 31, 2004 and 2003, respectively.

The Company sells its products principally through a worldwide direct sales force and third party resellers/distributors. Customers are in a broad range of industries. The Company provides credit, in the normal course of business, to various types and sizes of companies located principally throughout North America and Europe and does not require collateral or other security. The Company maintains reserves for potential credit losses.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. The most significant estimates included in these financial statements are the valuation of accounts receivable and long-term assets, including intangibles and deferred tax valuation allowance, the estimated loss on excess office space that resulted from the restructuring actions and the value of preferred stock for which there is no market to calculate the value of dividends-in-kind. Actual results could differ from these estimates.

***Stock-Based Compensation***

At December 31, 2004, the Company has three stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Minor amounts of stock-based employee compensation cost is reflected in net income/(loss), as most options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," required the Company to elect either expense recognition under SFAS No. 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS No. 123 requires fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. The Company adopted SFAS No. 123 in 1997 and elected the disclosure-only alternative. Had compensation costs for the Company's stock and stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS No. 123, the Company's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below for the years ended December 31, (in thousands, except per share data):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income (loss) applicable to common shares | | | |
| As reported | **$ 1,677** | $ (1,639) | $ (4,425) |
| Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | **(1,687)** | (2,822) | (3,364) |
| Pro forma | **$ (10)** | $ (4,461) | $ (7,789) |
| Net income (loss) per common share — Basic | | | |
| As reported | **$ 0.17** | $ (0.17) | $ (0.46) |
| Pro forma | **$ 0.00** | $ (0.46) | $ (0.81) |

### *Comprehensive Income/(Loss)*

The Company follows the guidance in SFAS No. 130, "Reporting Comprehensive Income/(Loss)" (SFAS No. 130) that requires the reporting of comprehensive income/(loss) in addition to net income/(loss) from operations. Comprehensive income/(loss) is a more inclusive reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income/(loss). To date the Company's comprehensive income/(loss) items have consisted exclusively of foreign translation adjustments. Comprehensive income/(loss) has been included in the consolidated statement of stockholders' equity for all periods. Please see Note 4 to the Consolidated Financial Statements included in this Form 10-K for further details.

### *Recent Accounting Developments*

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement 123R, *Share-Based Payment*, that addresses the accounting for share-based awards to employees, including employee-stock-purchase-plans (ESPPs). Statement 123R requires all entities to recognize the fair value of stock options and other stock-based compensation to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires instead, that such transactions, be accounted for using a fair-value-based method. The requirements in Statement 123R are effective for public companies as of the beginning of the first interim or annual period beginning after June 15, 2005. According to Statement 123R, an entity is also required to recognize compensation expense for awards outstanding at the required effective date for which the requisite service has not been rendered (such as awards that are unvested because service requirements have not been completed) as the requisite service is subsequently rendered. The compensation expense will be based on the grant date fair value of the award as was determined under Statement 123 for either recognition or pro forma disclosures. The Company currently accounts for its stock-based compensation plans in accordance with APB Opinion No. 25. Therefore, the adoption of Statement 123R will have a material effect on the Company's consolidated financial statements.

On December 21, 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS No. 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (The Act)" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS 109. The Company has not yet quantified the benefit that may be realized from this provision of the Act.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. On December 21, 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act to determine the amount of foreign earnings to repatriate. Currently the Company does not expect to repatriate foreign earnings.

## 2. OTHER ASSETS

Included in other assets at December 31, 2004 is restricted cash of $440,000 and $770,000 at December 31, 2003. This amount represents the security for a letter of credit required by our lease for our Lexington headquarters. This required letter of credit will reduce over time, by formula, to zero by August 2005.

## 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31 (in thousands):

| | 2004 | 2003 |
|---|---|---|
| Computer equipment | **$ 12,061** | $ 11,598 |
| Office equipment | **660** | 622 |
| Furniture and fixtures | **1,381** | 1,404 |
| Leasehold improvements | **949** | 921 |
| | **15,051** | 14,545 |
| Accumulated depreciation and amortization | **(14,302)** | (13,476) |
| Total | **$ 749** | $ 1,069 |

Depreciation and amortization of property and equipment totaled $826,000, $1,422,000, and $2,012,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

## 4. COMPREHENSIVE LOSS

SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) requires the reporting of comprehensive income/(loss) in addition to net income/(loss) from operations. Comprehensive income/(loss) is a more inclusive reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income/(loss). To date, Segue's comprehensive income/(loss) items have consisted exclusively of foreign translation adjustments. The following table sets forth the computation of comprehensive income/(loss) (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Net income (loss) | $ 2,440 | $ (1,323) | $ (4,278) |
| Foreign translation adjustments | 120 | 211 | 295 |
| Comprehensive income (loss) | $ 2,562 | $ (1,112) | $ (3,983) |

## 5. STOCKHOLDERS' EQUITY

### *Common and Preferred Stock*

The Company's Certificate of Incorporation, as amended and modified by any certificate of designations, authorizes 30 million shares of $.01 par value Common Stock and 9 million shares of $.01 par value Preferred Stock; 4 million shares of such 9 million shares of Preferred Stock are designated as Series A Preferred Stock, 1.5 million shares of Preferred Stock are designated as Preferred B Stock and 1.5 million shares of Preferred Stock are designated as Preferred C Stock.

Each series of Preferred Stock to be authorized in the future will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Company's Board of Directors.

As of December 31, 2004, there were 920,968 shares of Preferred B Stock issued and outstanding. The Preferred B Stock is senior to the common stock as to dividend and liquidation rights and is convertible at the option of the holder into shares of our common stock at a conversion rate of one share of common for one share of preferred, subject to adjustment upon the occurrence of certain transactions. The holders of the Preferred B Stock are entitled to vote together with our common stock holders on an as-converted basis, and in addition, are entitled to elect one director of the Company as a separate class. Dividends on the Preferred B Stock are 12% per annum and will be paid-in-kind semiannually on June 30 and December 31. The Preferred B Stock is redeemable at the option of the Company on or after March 31, 2004 at 133% of its face value (Preferred B Liquidation Preference). If there is a sale of all or substantially all of the Company's assets or equity, the Preferred B Stock can either be redeemed at the Preferred B Liquidation Preference, at the holder's request, or converted to Common Stock. Pursuant to a registration rights agreement, the Company has agreed, subject to certain limitations, to register, under the Securities Act of 1933, the resale of Common Stock into which the Preferred B Stock may be converted. The registration rights expire on November 25, 2007.

As of December 31, 2004, there were 570,656 shares of Preferred C Stock issued and outstanding. The Preferred C Stock is senior to the common stock as to dividend and liquidation rights and is convertible at the option of the holder into shares of our common stock at a conversion rate of one share of common for one share of preferred, subject to adjustment upon the occurrence of certain transactions. The holders of the Preferred C Stock are entitled to vote together with the holders of our common stock on an as-converted basis. Dividends on the Preferred C Stock accrue at 12% per annum and are to be paid in additional shares of preferred stock or, in certain cases, in cash, semiannually on June 30 and December 31. The Preferred C Stock is redeemable at the option of the Company on or after October 31, 2005 at

133% of its face value (Preferred C Liquidation Preference). If there is a sale of all or substantially all of the Company's assets or equity, the Preferred C Stock can either be redeemed at the Preferred C Liquidation Preference, at the holder's request, or converted to common stock. Pursuant to a registration rights agreement, the Company has agreed, subject to certain limitations, to register, under the Securities Act of 1933, the resale of common stock into which the Preferred C Stock may be converted. The registration rights expire on November 25, 2007.

Dividends paid to any holder on Preferred C Stock are restricted should they cause any holder, among other things, to accumulate more than 20% of our voting power. If any holder of Preferred C Stock should accumulate more than 20% of our voting power they will be entitled to cash payments in lieu of dividends in kind.

For the year ended December 31, 2004, a total of 164,087 shares of Preferred Stock were earned and issued as dividends on the Preferred Stock. Preferred Stock dividends earned for the 12 months ended December 31, 2004 and 2003 approximated $763,000 and $316,000 respectively. Prior to January 1, 2004, management had estimated the value of a share of Preferred Stock to be equal to 140% of the average stock price for the Company's common stock for the period in question. During 2004, the Company hired an independent third party on a quarterly basis, who specializes in valuations, to establish the fair market value of the Preferred Stock. The Company will continue to engage this third party on a quarterly basis for the purpose of establishing the fair market value of the Preferred Stock and calculating the expense of the dividends earned.

On December 27, 2004 the Company announced that its' Board of Directors approved an amendment to certain terms of the Company's Series B Preferred Stock, reducing the dividend payable on its Series B Preferred Stock from 12% to 6% per year and extending the redemption date of its Series B Preferred Stock to October 31, 2005. The amendment to the terms of the Series B Preferred Stock is subject to approval by the Company's stockholders at their next annual meeting, which is scheduled for June 6, 2005. The holder of the Series B Preferred Stock, S-7 Associates LLC, a company managed and owned by Dr. James Simons, Segue's chairman, and all other voting shares of Dr. James Simons have contracted to vote in favor of the amendment. If the amendment is approved by the Company's stockholders, we expect that the reduced dividend rate would be in effect for the June 30, 2005 dividend on the Series B Preferred Stock.

***Stock Compensation Plans***

<u>Stock Option Plans</u>

The Company's 1996 Amended and Restated Incentive and Non-Qualified Stock Option Plan (the Option Plan) as amended authorizes a total of 4,646,305 shares to be issued under the Option Plan. Under the Option Plan, incentive stock options may be granted to any officer or employee of the Company, and nonqualified stock options may be granted to any officer, employee, consultant, director or other agent of the Company.

In November 1998, the Company established the 1998 Employee Stock Option Plan (the 1998 Option Plan). On December 17, 1999, the Board of Directors approved an amendment to increase by 250,000 the number of shares authorized for issuance under the 1998 Option Plan. The 1998 Option Plan, as amended, provides for grants of nonqualified options to purchase up to 1,250,000 shares of the Company's common stock to employees and consultants of the Company.

All options issued under the Option Plan and the 1998 Option Plan are typically granted with exercise prices equal to the fair market value of the stock on the date of grant, become exercisable at varying rates, generally over four years, as determined by the Board of Directors, and generally expire 10 years from the date of grant.

The following table summarizes activity of the Company's option plans since December 31, 2001. Information is included for all of the option plans and agreements noted above.

| | Shares (In thousands) | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2001 | 3,362 | $ 7.58 |
| Granted | 533 | $ 2.49 |
| Exercised | (28) | $ 2.36 |
| Cancelled | (720) | $ 6.02 |
| Outstanding at December 31, 2002 | 3,147 | $ 7.13 |
| Granted | 1,120 | $ 2.40 |
| Exercised | (18) | $ 2.26 |
| Cancelled | (932) | $ 6.05 |
| Outstanding at December 31, 2003 | 3,317 | $ 5.89 |
| Granted | 755 | $ 4.38 |
| Exercised | (179) | $ 2.10 |
| Cancelled | (490) | $ 7.81 |
| **Outstanding at December 31, 2004** | **3,403** | **$ 5.46** |

As of December 31, 2004, 2003, and 2002, options to purchase 2,162,693, 2,114,514 and 1,968,307 shares, respectively, were exercisable with weighted average exercise prices of $6.60, $7.68 and $8.64 per share, respectively. As of December 31, 2004, approximately 353,000 shares were available for future grants under the Option Plan and the 1998 Option Plan.

For various price ranges, weighted average information for options outstanding at December 31, 2004 were as follows:

| | Options Outstanding | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares (In thousands) | Weighted Average Remaining Life (in years) | Weighted Average Exercise Price | Shares (In thousands) | Weighted Average Exercise Price |
| $0.75—1.04 | 254 | 6.75 | $ 1.02 | 202 | $ 1.02 |
| $1.05—2.40 | 126 | 8.01 | $ 2.16 | 107 | $ 2.23 |
| $2.41—2.44 | 458 | 8.69 | $ 2.44 | 144 | $ 2.44 |
| $2.45—2.65 | 402 | 4.85 | $ 2.48 | 214 | $ 2.48 |
| $2.66—3.03 | 494 | 8.12 | $ 2.94 | 262 | $ 2.94 |
| $3.04—6.49 | 618 | 8.56 | $ 5.39 | 190 | $ 5.48 |
| $6.50—8.17 | 255 | 5.89 | $ 7.14 | 249 | $ 7.14 |
| $8.18—9.24 | 215 | 5.48 | $ 8.38 | 215 | $ 8.38 |
| $9.25—11.86 | 155 | 3.43 | $ 10.35 | 155 | $ 10.35 |
| $11.87—13.67 | 259 | 4.83 | $ 12.46 | 258 | $ 12.46 |
| $13.68—22.25 | 167 | 4.15 | $ 16.33 | 167 | $ 16.33 |
| $0.75—$22.25 | 3,403 | 6.79 | $ 5.46 | 2,163 | $ 6.60 |

The weighted average fair value of the stock options granted during 2004, 2003 and 2002 was $4.36, $2.40, and $2.49 per share, respectively. For the computation in accordance with SFAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rate of 3.93%, 3.8% and 3.5%; dividend yield of 0%; expected life of 7 years; and expected volatility of 65%, 80% and 100%.

Options to purchase approximately 3,403,000, 3,317,000 and 3,147,000 shares of common stock were outstanding for the years ended December 31, 2004, 2003 and 2002, respectively, but were not included in the calculation of diluted net loss per common share for the years ended December 31, 2003 and 2002 because their inclusion would have been anti-dilutive.

*Employee Stock Purchase Plan*

The Company established the Segue Software, Inc. 1996 Employee Stock Purchase Plan (the ESPP), which made available 100,000 shares of the Company's common stock for purchase by eligible employees through payroll deduction. The shares can be purchased for 85% of the lower of the beginning or ending fair market value of each six-month segment within the offering period. Purchases are limited to 10% of an employee's annual compensation and are subject to other IRS limitations. In June 2003, the ESPP was amended in order to increase the maximum number of shares from 600,000 to 700,000 shares. In June 2004, the ESPP was amended in order to increase the maximum number of shares of common stock available for issuance from 700,000 to 900,000 shares. As of December 31, 2004, approximately 733,000 shares have been issued under the ESPP.

For the computation in accordance with SFAS 123, the fair value of the employees' purchase rights under the ESPP is estimated using the Black-Scholes model with the following assumptions for 2004, 2003 and 2002: risk-free interest rate of 1.6%, 1.8% and 1.8%, respectively; dividend yield of 0%; expected life of six months; and expected average volatility of 100%, 112% and 112%, respectively.

## 6. EMPLOYEE SAVINGS PLAN

The Company maintains a 401(k) plan under which all eligible U.S. employees may make contributions to their respective participant accounts. The Company may, at its discretion, make matching contributions on behalf of its employees. Employees must have completed two years of service to be eligible for the Company's contributions. No matching contributions were made during the years ended December 31, 2004, 2003 or 2002.

## 7. INCOME TAXES

Loss before income taxes and the components of the income tax provision (benefit) are as follows for the years ended December 31, (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Income (loss) before income taxes: | | | |
| United States | **$ 2,068** | $ (1,697) | $ (4,488) |
| Foreign | **407** | 472 | 376 |
| Total income (loss) before income taxes | **2,475** | (1,225) | (4,112) |
| Provision for (benefit from) income taxes: | | | |
| Current: | | | |
| Federal | **6** | 0 | 0 |
| Foreign | **15** | 59 | 155 |
| State | **14** | 39 | 11 |
| Total current | **35** | 98 | 166 |
| Deferred: | | | |
| Federal | **768** | (569) | (1,536) |
| Foreign | **3** | 3 | 3 |
| State | **85** | 79 | 62 |
| Change in valuation allowance | **(856)** | 487 | 1,471 |
| Total deferred tax provision | **—** | — | — |
| Total tax provision | **$ 35** | $ 98 | $ 166 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, the components of the net deferred tax asset are as follows (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Gross deferred tax assets: | | | |
| Net operating losses | **$ 20,703** | $ 21,034 | $ 20,250 |
| Intangible assets | **1,767** | 1,837 | 2,060 |
| Accounts receivable | **104** | 104 | 91 |
| Accrued expenses and deferred compensation | **463** | 819 | 907 |
| Fixed assets | **308** | 437 | 406 |
| Research and experimentation credits | **2,911** | 2,881 | 2,904 |
| Total assets | **26,256** | 27,112 | 26,618 |
| Valuation allowance | **(26,256)** | (27,112) | (26,618) |
| Net deferred tax asset (liability) | **$ 0** | $ 0 | $ 0 |

Of the changes in the valuation allowance described above for the years ended December 31, 2004, 2003 and 2002 approximately $125,000, $7,000 and $16,000, respectively, relates to tax return deductions attributable to the exercise of non-qualifying stock options and disqualifying dispositions of incentive stock options, and are not benefited through income.

As of December 31, 2004, the Company had federal net operating loss carryforwards of approximately $54.0 million, of which $11.4 million relates to deductions attributable to the exercise of nonqualified stock options and disqualifying dispositions of incentive stock options; state net operating loss carryforwards of approximately $18.8 million; and $2.1 million of federal and $1.2 million of state tax credit carryforwards available for income tax purposes. These carryforwards generally expire in the years 2005 through 2023 and may be subject to additional annual limitations as a result of changes in the Company's ownership. The benefits of stock option deductions included in net operating loss carryforwards will be credited to additional paid-in capital when realized.

Management of the Company has evaluated the positive and negative evidence impacting the realizability of its deferred tax assets. Based on the weight of the available evidence, it is more likely than not that all of the deferred tax assets will not be realized, and accordingly the deferred tax assets have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis.

The following schedule reconciles the difference between the federal income taxes at the statutory rate and the effective income taxes for the years ended December 31 (in thousands):

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| U.S. federal statutory tax | **$ 841** | $ (417) | $ (1,398) |
| State tax provision, net | **65** | 52 | 48 |
| Foreign rate differential | **(104)** | (19) | 44 |
| Federal and state tax credits | **(30)** | 23 | (78) |
| Change in valuation allowance | **(856)** | 487 | 1,471 |
| Amortization of nondeductible goodwill | **0** | 0 | 0 |
| Other | **119** | (28) | 79 |
| Effective tax | **$ 35** | $ 98 | $ 166 |

## 8. COMMITMENTS AND CONTINGENCIES

### *Legal Proceedings*

Various claims have been asserted against Segue. Management does not believe these claims will have a material adverse effect on the financial position or results of operations of Segue®.

### *Lease Commitments*

In August 1998, the Company moved its corporate headquarters to Lexington, Massachusetts under a non-cancelable operating sublease that expires in 2007. On January 24, 2003, the Company received approval to restructure its corporate headquarters sublease by returning approximately 33,000 square feet in its Lexington facility to the landlord. Pursuant to the terms of the restructuring Segue posted an initial letter of credit for $700,000. The cash security of $770,000 (letter of credit plus 10%) that was posted was reduced to $440,000 for the year ended December 31, 2004, is classified as restricted cash and is reflected in Other Assets on the Company's balance sheet. This required letter of credit will further reduce over time, by formula, to zero by August 2005. As a result of the restructuring, we reduced our office space from approximately 73,300 square feet to approximately 40,400 square feet with 3,000 square feet sub-subleased to a third party until the end of our sublease, leaving 37,400 square feet of space. We believe that we have more than adequate expansion space for growth in operations at the headquarters location for the foreseeable future.

During January 2005, the Company entered into a five-year lease for a branch sales office in San Mateo, California, which consists of approximately 3,434 square feet. This office will replace our Los Gatos and San Francisco sales offices. The leases for both locations will expire during the first quarter of 2005.

The Company also leases certain United States and foreign sales offices and certain equipment under various operating leases with lease terms ranging from month-to-month up to five years. Certain of these leases contain renewal options. The agreements generally require the payment of utilities, real estate taxes, insurance and repairs. Future minimum payments under the facilities and equipment leases, excluding the security deposit noted above, but including the obligation of the restructured sublease, with non-cancelable terms are as follows as of December 31, 2004 (in thousands):

| | Gross Commitment | Sublease Income | Net Amount |
|---|---|---|---|
| 2005 | $ 1,896 | $ (97) | $ 1,799 |
| 2006 | 1,720 | (100) | 1,620 |
| 2007 | 1,459 | (85) | 1,374 |
| 2008 | 143 | 0 | 143 |
| 2009 | 95 | 0 | 95 |
| Thereafter | 22 | 0 | 22 |
| Total | $ 5,335 | $ (282) | $ 5,053 |

Rent expense for the years ended December 31, 2004, 2003 and 2002 totaled $1.8 million, $2.0 million and $2.3 million, respectively.

### *Royalty Commitments*

The Company has participated in royalty arrangements with third parties and as revenues from the related products are recognized, the Company records the related royalty expense. In September 2001, the Company signed a distribution agreement with T-Plan Ltd., of the United Kingdom. Under the agreement, Segue® will sell and market the T-Plan product that has been modified to integrate with other Segue products, under the name SilkPlan® Pro, for which Segue will pay T-Plan Ltd., a royalty for each unit sold based on a percentage of price. On December 31, 2004, we had a remaining prepaid balance of $68,000 associated with T-Plan royalties.

For the years ended December 31, 2004 and 2003, Segue recognized royalty expense related to T-Plan Ltd. of $32,000 and $129,000 respectively. Segue has other minor royalty agreements for third party imbedded software in Segue's products.

In addition to the arrangements described above, Segue has entered into other arrangements with third party resellers, distributors and partners that require Segue to pay a referral fee for leads that may be generated by these other parties. None of these arrangements calls for guaranteed minimum payments.

### *Contingencies*

In the event of a change of control or the sale of substantially all assets, the Company has certain contractual obligations to executive officers, as well as, other non-employee related contracts. These potential obligations, should a triggering event take place, are less than $1.7 million.

## 9. RESTRUCTURING CHARGES

The Company incurred no restructuring expenses for the year ended December 31, 2004. However, since April 1, 2001, Segue has executed various restructuring plans aimed at reducing the expenses of the Company. As a result of these actions, Segue has recorded restructuring charges for severance, other employee-related costs, and costs for estimated lease obligations associated with excess office facilities in our Lexington and Los Gatos offices, net of estimated sublease income. The following table summarizes the restructuring actions and charges incurred by quarter:

| Quarter | Severance and other employee related costs | Number of employees terminated as part of restructuring plan | % Reduction in workforce | Cost of estimated facility obligations, net of estimated sublease income | Office for which facility costs accrued | Total Restructuring Charge |
|---|---|---|---|---|---|---|
| **Q4 2004** | — | — | — | — | — | — |
| **Q3 2004** | — | — | — | — | — | — |
| **Q2 2004** | — | — | — | — | — | — |
| **Q1 2004** | — | — | — | — | — | — |
| **Total 2004** | — | | | — | | — |
| Q4 2003 | $725,000 | 8 | 4% | — | — | $725,000 |
| Q3 2003 | — | — | — | — | — | — |
| Q2 2003 | — | — | — | — | — | — |
| Q1 2003 | — | — | — | — | — | — |
| Total 2003 | 725,000 | 8 | | — | | 725,000 |
| Q4 2002 | — | — | — | — | — | — |
| Q3 2002 | — | — | — | $ 373,000 | Lexington | 373,000 |
| Q2 2002 | — | — | — | 147,000 | Lexington | 147,000 |
| Q1 2002 | 559,000 | 12 | 5 | 124,000 | Lexington | 683,000 |
| Total 2002 | 559,000 | 12 | | 644,000 | | 1,203,000 |
| Q4 2001 | — | — | — | — | — | — |
| Q3 2001 | 485,000 | 42 | 14 | 1,479,000 | Lexington | 1,964,000 |
| Q2 2001 | 859,000 | 73 | 20 | 1,398,000 | Lexington and Los Gatos | 2,257,000 |
| Q1 2001 | — | — | — | — | — | — |
| Total 2001 | 1,344,000 | 115 | | 2,877,000 | | 4,221,000 |
| Total...... | $ 2,628,000 | 135 | | $ 3,521,000 | | $ 6,149,000 |

At December 31, 2004, the accrual balance related to the severance and other employee-related costs was approximately $77,000 which represented minor obligations remaining to terminated employees. During the year ended December 31, 2004, we paid the entire balance of the $725,000 related to the actions in the fourth quarter of 2003.

During the first quarter of 2003, we paid the entire $82,000 accrued at December 31, 2002 for the remaining severance and termination benefits associated with the restructuring actions from 2002. At March 31, 2003, we had fulfilled all our liabilities related to severance and other employee related costs associated with all of the restructuring actions from prior years noted above.

During the first quarter of 2002, Segue executed a restructuring plan and incurred charges of approximately $683,000. The restructuring charges included approximately $559,000 for severance and other employee-related costs for the termination of 12 employees and approximately $124,000 for facility-related costs, which included the accrual adjustment of estimated lease obligations associated with the excess office facilities in our Lexington office, net of anticipated subleasing income.

During the second quarter of 2002, the Company accrued an additional $147,000 for restructuring charges reflecting an incremental estimated loss associated with additional excess space that the Company made available in its Lexington facility, in anticipation of a sublease transaction that the Company was negotiating.

In the third quarter of 2002, Segue recorded as restructuring charges $373,000 for an increase in the estimate of the loss associated with excess office facilities due to a delay in the signing of the restructured sublease. The Company reached a verbal agreement with the parties involved during Q4 and no additional charges were accrued. On January 24, 2003, the parties consummated the agreements to the restructured sublease effective November 15, 2002.

## 10. SEGMENT REPORTING

The Company considers that it has the following reportable operating segments based on differences in products and services. Operating segments are defined as components of the enterprise about which separate financial information is available that is reviewed regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing their performance. Software licenses substantially consist of sales of our Silk product line. These operating segments are reviewed only to the gross margin level. The following table sets forth the reportable operating segments (in thousands):

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Gross Revenue | Gross Margin | Gross Revenue | Gross Margin | Gross Revenue | Gross Margin |
| Operating Segments: | | | | | | |
| Software licenses | **$ 14,644** | **$ 14,292** | $ 12,677 | $ 12,292 | $ 13,334 | $ 12,594 |
| Training and consulting | **3,006** | **873** | 2,805 | 446 | 4,215 | 1,658 |
| Maintenance/Support services | **15,510** | **12,696** | 13,908 | 11,255 | 13,217 | 10,510 |
| Total services | **18,516** | **13,569** | 16,713 | 11,701 | 17,432 | 12,168 |
| Total | **$ 33,160** | **$ 27,861** | $ 29,390 | $ 23,993 | $ 30,766 | $ 24,762 |

The following table presents gross revenue and long-lived asset information by geographic area as of and for the years ended December 31 (in thousands):

| | Total Gross Revenue | | | Long-Lived Assets | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | 2002 | **2004** | 2003 | 2002 |
| United States | **$ 26,307** | $ 24,209 | $ 25,978 | **$ 1,116** | $ 1,678 | $ 2,870 |
| Foreign | **6,853** | 5,181 | 4,788 | **237** | 330 | 509 |
| | **$ 33,160** | $ 29,390 | $ 30,766 | **$ 1,353** | $ 2,008 | $ 3,379 |

Foreign revenue is based on the country in which the sale originates. Revenue from Germany accounted for approximately 12.2% of total revenue for the year ended December 31, 2004. No customer or foreign country accounted for 10% or more of total revenue in 2003 or 2002.

## 11. QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE DATA) – UNAUDITED

| 2004 | Q1 2004 | Q2 2004 | Q3 2004 | Q4 2004 | Total |
|---|---|---|---|---|---|
| Net revenue | **$ 8,024** | **$ 8,038** | **$ 8,431** | **$ 8,513** | **$ 33,006** |
| Gross margin | **6,627** | **6,652** | **7,132** | **7,296** | **27,707** |
| Net income applicable to common shares | **171** | **344** | **703** | **459** | **1,677** |
| Net income per share—Basic | **0.02** | **0.03** | **0.07** | **0.05** | **0.17** |
| Net income per share—Diluted | **$ 0.02** | **$ 0.03** | **$ 0.07** | **$ 0.04** | **$ 0.15** |

| 2003 | Q1 2003 | Q2 2003 | Q3 2003 | Q4 2003 | Total |
|---|---|---|---|---|---|
| Net revenue | $ 7,466 | $ 7,178 | $ 7,017 | $ 7,568 | $ 29,229 |
| Gross margin | 6,093 | 5,848 | 5,652 | 6,239 | 23,832 |
| Net loss applicable to common shares | (125) | (521) | (193) | (800)(1) | (1,639) |
| Net loss per share—Basic | (0.01) | (0.05) | (0.02) | (0.08) | (0.17) |
| Net loss per share—Diluted | $ (0.01) | $ (0.05) | $ (0.02) | $ (0.08) | $ (0.17) |

(1) Q4 2003 included $725,000 for restructuring charges and other charges.

**SEGUE SOFTWARE, INC.**

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 4, 2005, accompanying the consolidated financial statements included in the Annual Report of Segue Software, Inc. on Form 10-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Segue Software, Inc. on Forms S-8 (File No. 333-118231, effective August 13, 2004, File No. 333-63668, effective June 22, 2001, File No. 333-58514, effective April 9, 2001 and File No. 333-3980, effective June 23, 2000).

/s/ GRANT THORNTON LLP

Boston, Massachusetts
March 25, 2005

# CORPORATE INFORMATION

## CORPORATE OFFICERS

**Joseph K. Krivickas**
President, Chief Executive Officer and Director

**Douglas Zaccaro**
Senior Vice President, Chief Financial Officer and Treasurer

**Joseph Friscia**
Executive Vice President Worldwide Sales and Marketing

**André Pino**
Chief Marketing Officer

## BOARD OF DIRECTORS

James H. Simons
Chairman of the Board of Directors, Segue Software, Inc. and Chairman, Renaissance Technologies Corp., a private investment management company

Joseph K. Krivickas
President, Chief Executive Officer and Director, Segue Software, Inc.

John R. Levine
Consultant with Taughannock Networks; an internet and computer services company

Howard L. Morgan
President, The Arca Group, Inc., a high technology consulting and investment management company

Robert W. Powers, Jr.
CEO, Metro North America, a global free daily newspaper

[illegible] Prakash
President, Carlisle West Associates, a privately held California technology consulting company

## CORPORATE HEADQUARTERS

Segue Software, Inc.
201 Spring Street
Lexington, MA 02421
Telephone +1.781.402.1000
Fax +1.781.402.1099

## ANNUAL MEETING

The annual meeting will be held at 10:00 am (EDT) on Monday, June 6, 2005 at Segue Software, 201 Spring Street, Lexington, Massachusetts

## INDEPENDENT ACCOUNTANTS

Grant Thornton LLP
Boston, MA

## LEGAL COUNSEL

Goodwin Procter LLP
Boston, MA

## TRANSFER AGENT

American Stock Transfer & Trust Company
New York, NY

## COMMON STOCK

Our common stock is traded on the NASDAQ SmallCap Market under the symbol SEGU

## INVESTOR RELATIONS

For a copy of the Company's public financial information, please visit www.segue.com and navigate to the About Segue/Investor Relations page, or contact:

Douglas Zaccaro
Segue Software, Inc.
201 Spring Street
Lexington, MA 02421
+1.781.402.1000

## UNITED STATES OFFICES

201 Spring Street
Lexington, MA 02421
+1.781.402.1000

951 Mariner's Island Boulevard
Suite 410
San Mateo, CA 94404
+1.650.403.7500

400 Perimeter Center Terrace, NE
Suite 900
Atlanta, GA 30346
+1.770.804.6454

One Lincoln Centre
18 West 140 Butterfield Road
15th Floor
Oakbrook Terrace, IL 60181
+1.630.613.7050

1120 Avenue of the Americas
4th Floor
New York, NY 10036
+1.212.626.6860

12020 Sunrise Valley Drive
Suite 100
Reston, VA 20191
+1.703.390.2911

## OFFICES OUTSIDE OF THE UNITED STATES

Segue Software Entwicklung GmbH
Technologie Zentrum Linz
Wiener Straße 131
A4020 Linz, Austria
+43.732.33.66.940

Segue Software Deutschland GmbH
Glockengießerwall 17
D-20095 Hamburg, Germany
+49.40.33.313310

Segue Software Deutschland GmbH
Dietlindenstraße 15
D-80802 Munich, Germany
+49.89.360365.20

Segue Software Inc. - Liaison Office
# 10, 6th Cross
Victoria Layout
Bangalore, India 560 047
+91.80.51284284,
+91.80.51511501/1502

Segue Software NI
15/15A Donegal Place
BT1 5AA Belfast, Northern Ireland
+44.28.90.260000

Segue Software
Sabino de Arana 32
Barcelona, Spain 08028
+34.93.490.01.74

Segue Software Ltd.
1210 Parkview
Arlington Business Park
Theale, Reading, Berkshire
RG7 4TY, United Kingdom
+44.118.965.7721

**Segue Software, Inc.**

201 Spring Street
Lexington, MA 02421
+1.781.402.1000

www.segue.com